CREDICORP LTD.

Fourth Quarter 2011 Results

Lima, Peru, February 02, 2012 - Credicorp (NYSE:BAP) announced today its unaudited results for the fourth quarter of 2011. These results are reported on a consolidated basis in accordance with IFRS in nominal U.S. Dollars.

HIGHLIGHTS

•   The positive growth trend of the previous quarters has been confirmed by Credicorp’s results for 4Q11, which reported US$ 189.2 million in net earnings and set a new record for the corporation. This result reflects a ROAE of 23.4%.

•   Total net earnings for 2011 reached this way an unprecedented US$ 709.3 million reflecting an also outstanding 24.2% net earnings growth. These numbers are particularly significant given continued adversity in the international market and uncertainty on the local political and investment scene.

•   Loan growth continued at a similar pace with the total loan book at the end of the 4Q that topped 3Q’s result by 6.4%. In accumulated terms, total loan book growth for 2011 was 21.3%, which is certainly an outstanding performance and was above our initial expectations.

•   NII expansion was a sound 7.5% for the 4Q, revealing an increase in margins given that total loans grew 6.4% QoQ. Consequently, the NIM improved to 5.2% from 5% in the previous Q. This confirmed the stability of Credicorp´s NIM, which ultimately remained flat for the year compared to 2010 at 5%.

•   Portfolio quality also remained sound and showed further improvement in the PDL ratio, which was situated at 1.49%. Strong loan growth let in turn to higher provisions in this 4Q. For the full year, growth in net provisions for loan losses was also in line with the loan book expansion.

•    Non financial income also evolved strongly and expanded 10.9% QoQ, with fee income growing at a strong 15.8% running rate for the year.

•   The insurance business however showed a slightly weaker Q with net earned premiums down 1.7% and higher claims (+2.2%), which resulted in a 9.8% decrease in income. Nonetheless, accumulated results show 19.4% growth YoY in total premiums net of claims.

•   Higher provisions and lower insurance premium growth resulted in a drop in operating income of 13.1% for this 4Q. However, Op Income for the year grew 17% confirming a sound overall performance.

•   OpEx growth this 4Q peaked at 15.2% QoQ; however, this peak in expenses at year-end reflects common seasonal behavior. In accumulated terms OpEx grew 19.5%, which is in line with Credicorp’s expansion mode. Strong growth in expenses was offset by even stronger income generation. In this context, the efficiency ratio continued to improve, reporting 41.6% vs. 42.5% for 2010.

•   Continuing appreciation in the local currency also contributed to the excellent results since given the expectations regarding the strength of the local currency, Credicorp has been running an open position in Nuevos Soles throughout the year, which generated both, an important translation gain and lower taxes in US Dollar accounting.

•   This Q, BCP reported its highest quarterly net result of the year with a contribution to Credicorp of US$ 161 million. This excellent result was mainly attributable to strong loan growth, particularly in the retail segment. This, in addition to the increase in fee income and higher translation results, allowed the organization to absorb higher provisions and increased expenses for the Q. In this context, ROAE this 4Q was 29.4% and 27.6% for 2011.

•   ASB’s contribution to Credicorp this 4Q11 was up 24% to US$ 9.2 million. In accumulated terms, however, ASB’s performance reflects the difficulties associated to volatile markets and squeezed margins and shows a 16% drop in its bottom line contribution to US$ 41.1 million.

•   As indicated above, PGA’s performance was slightly weaker this 4Q as its contribution to Credicorp dropped 10%. Lower net earned premiums, higher net claims, partially offset by lower net commissions paid, led to a decrease of 14% QoQ in underwriting results. The aforementioned, coupled with higher general expenses (despite stronger financial income and translation gains) led to a weaker contribution this Q. Though in accumulated terms, underwriting results rose 7.6%, the contribution to Credicorp for 2011 increased by a much stronger 38% following the full consolidation of Alico’s share of the company acquired in October of 2010.

•   Prima’s performance was strong this 4Q with growth of 16% for a total of US$8.9 million, which reflects a ROAE of 23.2%. For the year, results also improved 27% and reflect a ROAE of 21.9%. This good performance is attributable to the solid and continuously growing base of clients and a good control of expenses.

•  Overall and despite the uncertain market environment throughout the year, Credicorp posted excellent results once again in 4Q and on an accumulated basis. In fact, 2011 results reveal a ROAE of 23.5%, NIM of 5%, efficiency of 41.6% and a PDL ratio of 1.49% with coverage of 200%.

I. Credicorp Ltd.

Overview

Credicorp reported net earnings for 4Q11 of US$ 189.2 million, which represents a 10.7% increase QoQ and 46.3% YoY and sets a new record for the corporation. This result reflects a ROAE of 23.4% and clearly confirms the positive growth trend observed in previous quarters. On an accumulated basis, net earnings for 2011 reached an unprecedented US$ 709.3 million that also reflects outstanding 24.2% net earnings growth. This improvement is particularly significant given adversity in the international market and uncertainty in the internal political and investment environment.

Lending activity and business development were once again robust this 4Q, reporting 6.4% QoQ loan book growth and subsequently significant accumulated growth of 21.3% in 2011.

This loan growth is even more valuable given the quality of the assets added to our books. In fact, portfolio quality remained sound and even showed an improvement in the PDL ratio, which was situated at 1.49%. This ratio improves to 1.10% when considering only 90 day-delinquencies as is customary in regional banking practice. Nonetheless, provisions increased due to quarter-end loan book expansion and complemented by additional reserves resulting from our internal modeling for determination of reserve requirements. In this context, provisions jumped to US$ 70.5 million for the Q. Nevertheless, on an accumulated basis total growth in provisions for the year was perfectly aligned with the loan book at 23% for the full year. Furthermore, provisions maintained the level of 1.23% of the total loan book, which is virtually the same as last year’s figure.

This strong lending performance and stable cost of funds resulted in an increase in NII, which grew at a slightly stronger pace of 7.5% revealing improved margins. Consequently, NIM was up to 5.2% for the quarter. For the year 2011 however, NIM remained steady at 5% and showed no variation from the previous year.

Non financial income expansion was also strong in 4Q and contributed to the yearly 12.1% accumulated growth of this line. Pure fee income grew at a more dynamic pace of 15.8% in accumulated terms but other income, particularly from sales of securities, generated more volatility and led to an overall decrease in yearly non financial income growth.

The insurance business had a slightly weaker Q with net earned premiums down 1.7% and 2.2% higher total claims (with lower claims in P&C which could not offset the higher claims in the life and health lines), which resulted in 9.8% decrease in income. Accumulated results, however, show 19.4% growth in total premiums net of claims compared to the 2010 performance.

OpEx growth peaked this 4Q reaching a 15.2% QoQ expansion; however, this peak in expenses at year-end is common seasonal behavior. On a full year basis OpEx reached total growth of 19.5%, reflecting Credicorp’s expansion mode. Nevertheless, strong growth in expenses was offset by even stronger income generation and the efficiency ratio continued to improve, reporting 41.6% vs. 42.5% for 2010.

The lower results of the insurance business in 4Q and the additional voluntary provisions, as well as the higher expenses reported in the Q resulted in a drop in operating income for the 4Q. However, on an accumulated basis for 2011, operating income shows an excellent 17% expansion which reflects the very strong income generation, as well as the impact of a more volatile income from securities’ sales and the strong OpEx.

Overall and despite the uncertain market environment throughout the year, Credicorp posted excellent results once again for the 4Q and on an accumulated basis. In fact, 2011 results reveal a ROAE of 23.5%, NIM of 5%, efficiency of 41.6%, a PDL ratio of 1.49% with coverage of 2 to 1.

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Credicorp Ltd.	Quarter			Change %		Year ended		Change %
US$ 000	4Q11	3Q11	4Q10	QoQ	YoY	Dec 11	Dec 10	YoY
Net Interest income	355,290	330,473	282,131	7.5%	25.9%	1,306,297	1,057,587	23.5%
Net provisions for loan losses	(70,447)	(42,676)	(48,304)	65.1%	45.8%	(214,898)	(174,682)	23.0%
Non financial income	228,947	206,445	191,866	10.9%	19.3%	841,319	750,215	12.1%
Insurance premiums and claims	44,414	49,227	42,498	-9.8%	4.5%	196,664	164,721	19.4%
Operating expenses (1)	(349,159)	(302,967)	(293,141)	15.2%	19.1%	(1,232,966)	(1,031,573)	19.5%
Operating income (2)	209,046	240,503	175,050	-13.1%	19.4%	896,416	766,268	17.0%
Core operating income	209,046	240,503	175,050	-13.1%	19.4%	883,479	731,282	20.8%
Non core operating income (3)	-	-	-	-		12,937	34,986	-63.0%
Translation results	31,433	(7,213)	(7,074)	535.8%	544.4%	37,881	24,128	57.0%
Income taxes	(48,021)	(58,646)	(35,759)	-18.1%	34.3%	(210,508)	(187,081)	12.5%
Net income	192,458	174,645	132,217	10.2%	45.6%	723,790	603,315	20.0%
Minority Interest	3,277	3,744	2,935	-12.5%	11.7%	14,518	32,013	-54.6%
Net income attributed to Credicorp	189,180	170,900	129,282	10.7%	46.3%	709,272	571,302	24.2%
Net income / share (US$)	2.37	2.14	1.62	10.7%	46.3%	8.89	7.16	24.2%
Total loans	17,442,766	16,401,270	14,375,358	6.4%	21.3%	17,442,766	14,375,358	21.3%
Deposits and obligations	18,987,734	18,066,891	18,068,118	5.1%	5.1%	18,987,734	18,068,118	5.1%
Net shareholders' equity	3,375,742	3,092,778	2,873,749	9.1%	17.5%	3,375,742	2,873,749	17.5%
Net interest margin	5.2%	5.0%	4.6%			5.0%	5.0%
Efficiency ratio	44.9%	40.6%	44.7%			41.6%	42.5%
Return on average shareholders' equity	23.4%	22.6%	18.6%			23.5%	22.7%
PDL ratio	1.49%	1.54%	1.46%			1.49%	1.46%
NPL ratio	2.03%	2.08%	1.99%			2.03%	1.99%
Coverage of PDLs	200.5%	191.2%	198.0%			200.5%	198.0%
Coverage of NPLs	146.6%	141.8%	145.0%			146.6%	145.0%
Employees	22,276	21,514	19,641			22,276	19,641

(1) Employees' profit sharing is regisered in Salaries and Employees Benefits since 1Q11 due to local regulator's decision.

(2) Income before translation results and income taxes.

(3) Includes non core operating income from net gain on sales of securities.

Credicorp – The Sum of Its Parts

Credicorp’s 4Q11 results were once again better than expected. The lower loan growth reported in the corporate sector was mainly driven by better conditions from international banks and capital markets rather than a noticeable slow down in business activity. Furthermore, the retail business seems to maintain its own very strong dynamic, where some margins have expanded and favored our NIMs. The aforementioned led to an excellent bottom line result in BCP for 2011, which was even reinforced by the robust expansion in all of Credicorp’s business lines with the exception of ASB, which was affected by low interest rates and volatility in the international markets, and to a lesser extent PGA, which is in the process of correcting its high cost structure in the health business.

In 4Q11, BCP achieved its best quarterly result in the banking business in 2011 with a contribution to Credicorp of US$161 million (+15% QoQ and 62% YoY). This excellent result was attributable to loan growth, which reported a +3.9% increase in average daily balances and +5.9% in Q-end balances that was led primarily by Retail Banking and had a direct positive impact on NII, which was up 6.9%. The aforementioned, coupled with an increase in fee income (+6.3% QoQ) and high gains on translation results this quarter, helped mitigate higher provisions for loan losses(+64.1% QoQ) and an increase in operating expenses (+13.7%), leading to a noteworthy result this 4Q. It is important to note that the increase in provisions in 4Q11 includes the effect of loan growth, and also additional provisioning according to our internal model requirements. In this context, ROAE and ROAA remained solid, reporting 29.4% and 2.5% respectively. The excellent performance of the banking business in 2011 was also reflected in an annual contribution figure of US$ 564 million, which reflects growth of 21.0%, ROAE of 27.6% and ROAA of 2.2%.

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Earnings contribution	Quarter			Change %		Year ended		Change %
US$ 000	4Q11	3Q11	4Q10	QoQ	YoY	Dec 11	Dic 10	YoY
Banco de Crédito BCP(1)	161,007	140,420	99,129	15%	62%	563,968	464,360	21%
BCB	7,966	5,404	3,222	47%	147%	21,766	15,422	41%
Edyficar	7,376	5,972	4,420	24%	67%	25,564	21,492	19%
Pacifico Grupo Asegurador	11,945	13,286	15,962	-10%	-25%	65,613	47,411	38%
Atlantic Security Bank	9,162	7,414	11,759	24%	-22%	41,091	48,896	-16%
Prima	8,854	7,617	8,006	16%	11%	32,397	25,505	27%
Credicorp Ltd. (2)	(1,388)	326	(781)	-525%	-78%	(1,181)	(12,123)	90%
Otras (3)	(400)	1,836	(4,793)	-130%	88%	7,383	(2,747)	327%
Net income attributable to Credicorp	189,180	170,900	129,282	11%	46%	709,272	571,302	24%

(1) Includes Banco de Crédito de Bolivia and Edyficar.

(2) Includes taxes on BCP's and PGA's dividends, and other expenses at the holding company level.

(3) Includes Grupo Crédito excluding Prima (Servicorp and Emisiones BCP LatAm), others of Atlantic Security Holding Corporation and others of Credicorp Ltd.

BCP Bolivia achieved noteworthy growth of 47% QoQ in its contribution to Credicorp, which totaled US$8 million. This excellent result was attributable to sustained loan growth (+4.9% QoQ), which led to a 12.4% increase QoQ in net interest income. The aforementioned, coupled with a lower provision level (-103.2% QoQ), led to a solid ROAE of 30.4% this quarter. The YoY evolution was also favorable, with 41% growth in BCP Bolivia’s contribution to Credicorp and a ROAE of 22.1% (vs. 16.8% in 2010).

Financiera Edyficar continued to grow and contributed US$7.4 million in Credicorp. This represented an increase in contribution of 24% QoQ and 67% YoY. Loan growth was very strong at +15% QoQ, and translated into an increase in NII of 5.2% QoQ that was, nevertheless, attenuated by an increase in financial expenses following the issuance of negotiable certificates and subordinated bonds. The aforementioned, coupled with significantly higher translation results this quarter, helped offset a considerable increase in operating expenses (+21.1% QoQ) due to seasonal effects that are typical at year-end, the Christmas campaign and consultancy fees. In this context, ROAE was 42.1% this quarter, which is equivalent to ROAE of 24.7% if we consolidate figures and include goodwill stemming from the acquisition. In annual terms, Edyficar also performed extremely well, reporting loan growth of 42.3% and a 19% increase in this institution’s contribution to Credicorp in 2010.

At Pacifico Grupo Asegurador (PGA), the -1.9% reduction QoQ in net earned premiums (associated with a decrease in sales for retirement products in PV) and the 2.2% higher net claims in PV and EPS were not completely offset by the 6.9% lower net commissions paid. This generated a decline of -17.3% QoQ in the underwriting result. This result was accompanied by an increase in operating expenses (+23.5% QoQ), which although partially offset by the higher net financial income (+22.8%) and an improved translation result, led to a decrease in net income and PGA’s contribution to Credicorp this Q. Nevertheless, in accumulated terms, the underwriting result increased a modest 7.6% for the year 2011. The significant 38% increase in the contribution to Credicorp is in turn more a reflection of the acquisition of Alico’s shares, since these were only acquired in October 2010.

Atlantic Security Bank (ASB) reported a contribution of US$9.2 million to Credicorp this Q, which represented a 24% increase QoQ. This result was due primarily to a significant recovery in the financial margin in a scenario marked by greater stability in the international securities markets this quarter, which in contrast to 3Q11, reported no major losses on derivative instruments. Consequently, ROAE was 20.3% in 4Q11 (vs. 16.6% in 3Q11). In annual terms, the process to structure new investment products led to an increase in fee income (+38.9%). Nevertheless this was not enough to offset a decline in net interest income(-16.2%) due to low rates for return on investment and losses on derivative instruments or compensate for lower income on sales of securities (49.8% decline in realized earnings), which led to a 16% decrease in ASB’s contribution vis-a-vis 2010.

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Prima AFP’s results topped those of previous periods, reporting a contribution of US$8.8 million this Q (+16% QoQ). This excellent result is attributable to an increase in commissions given that Prima’s solid client base is constantly incorporating new affiliates. This, coupled with reversals on deferred income tax, helped offset the increase in administrative and sales expenses. Consequently, ROAE in 4Q11 was 23.2%. In this scenario, PRIMA maintained its leadership in terms of RAM, collections volume and funds under management. In annual accumulated terms, PRIMA’s contribution to Credicorp increased 27% while ROAE grew 21.9% (vs. 18% in 2010).

Credicorp Ltd’s line includes mainly provisions for tax retention on dividends paid to Credicorp and interest on dividends as well as interest on investments in specific Peruvian companies. The increase this quarter is due primarily to a move to set aside more provisions for income tax withholding than those required in 3Q11. In annual terms, the YoY decline is due to a decrease in administrative expenses as well as lower provisions for income tax withholding stemming from the restructure of shareholdings to include the Grupo Credito local holding in November 2010 and achieve more efficient cash flows.

The Others account encompasses the holding’s different companies, including Grupo Crédito. This quarter, the Others’ line includes a start-up loss of US$1.6 million related to Grupo Credito’s share in the newly launched Tarjeta Naranja, which was reported as of Oct-11. In annual terms, the improvement in 2011’s result is attributable to extraordinary income reported in 1Q11 for the sale of a package of share that was purchased as a private equity investment, which generated after-tax earnings of US$ 8.9 million.

Overall, there is no doubt that the group’s companies are fully aligned with Credicorp’s objectives. This is amply demonstrated in the excellent results of its subsidiaries, which led to the noteworthy growth in income generation of 24% this year.

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II. Banco de Crédito del Perú Consolidated

Summary 4Q11

BCP’s results in 4Q11 represent the banking business’s best quarterly performance in 2011. This translated into net income of US$ 164.8 million, which is 14.5% higher than 3Q11’s figure, and led to solid ROAE and ROAA of 29.4% and 2.5%, respectively.

The banking business’s excellent evolution is primarily attributable to:

i)	The +6.9% increase in net interest income (NII) due to loan growth of 5.9% and 3.9% in total loans and average daily balances, respectively;

ii)	The +8.9% increase in non-financial income due primarily to 6.3% growth in fee income; and

iii)	The translation result of US$ 27.5 million obtained following the effect of a 2.8% appreciation of the Nuevo Sol against the American Dollar on the open position in local currency.

Excellent income generation this quarter allowed the organization to increase provisions to cover current loan growth while making a voluntary cushion for anticipated growth in higher risk retail segments. It also helped offset the increase in operating expenses (+13.7% QoQ). In this context, total provisions for loan losses increased substantially QoQ (64.1%). As such, the increase in provisions registered in 4Q incorporates the effect of a voluntary generic provision of approximately US$ 12 million that was made to improve coverage for the past due portfolio and expansion in the loan portfolio. On the other hand, the increase in operating expenses was due to seasonality at year-end and start-up efforts to expand infrastructure to accompany growth in the retail sector.

The YoY comparison also shows favorable YoY growth of +62.2% in net income due to:

(i)           Significant +27.1% YoY expansion in NII, which was associated primarily with loan growth;

(ii)	An increase in non-financial income (+23.6%) due to an increase in fee income, net gain in FX transactions and gains on trading securities; and

(iii)        Translation gains for US$ 27.5 million against a loss of US$ 6.3 million registered in 4Q10.

The aforementioned helped offset both the 45.2% increase YoY in provisions for loan losses and 20.8% YoY growth in operating expenses.

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Banco de Credito and Subsidiaries	Quarter			Change %		Year ended		Change %
US$ 000	4Q11	3Q11	4Q10	QoQ	YoY	Dec 11	Dec 10	Dec 11 / Dec 10
Net financial income	323,393	302,463	254,533	6.9%	27.1%	1,183,688	944,634	25.3%
Total provisions for loan loasses	(70,490)	(42,960)	(48,531)	64.1%	45.2%	(215,513)	(175,773)	22.6%
Non financial income	197,610	181,379	159,912	8.9%	23.6%	708,534	634,642	11.6%
Operating expenses (1)	(269,604)	(237,182)	(223,101)	13.7%	20.8%	(952,159)	(795,363)	19.7%
Operating income (2)	180,909	203,700	142,813	-11.2%	26.7%	724,550	608,140	19.1%
Core operating income	180,909	203,700	142,813	-11.2%	26.7%	724,550	573,154	26.4%
Non core operating income (3)	-	-	-	0.0%	0.0%	-	34,986	-100.0%
Translation results	27,498	(6,622)	(6,281)	515.3%	537.8%	34,459	23,267	48.1%
Income taxes	(43,151)	(53,001)	(34,815)	-18.6%	23.9%	(180,333)	(154,399)	16.8%
Net income	164,782	143,964	101,567	14.5%	62.2%	577,711	476,317	21.3%
Net income/share (US$)	0.064	0.056	0.040	14.4%	62.2%	0.226	0.186	21.3%
Total loans	16,934,911	15,998,891	14,334,841	5.9%	18.1%	16,934,911	14,334,841	18.1%
Deposits and obligations	17,835,960	16,967,412	17,069,817	5.1%	4.5%	17,835,960	17,069,817	4.5%
Net shareholders´ equity	2,341,409	2,149,132	1,992,545	8.9%	17.5%	2,341,409	1,992,545	17.5%
Net financial margin	5.3%	5.1%	4.5%			5.0%	4.9%
Efficiency ratio	52.2%	48.9%	53.0%			49.4%	50.9%
Return on average equity	29.4%	27.4%	21.1%			27.6%	27.1%
PDL ratio	1.53%	1.56%	1.46%			1.53%	1.46%
Coverage ratio of PDLs	200.8%	192.9%	198.5%			200.8%	198.5%
BIS ratio	14.5%	14.8%	12.8%			14.5%	12.8%
Branches	342	337	327			342	327
Agentes BCP	4,674	4,417	3,513			4,674	3,513
ATMs	1,485	1,384	1,159			1,485	1,159
Employees	18,616	17,964	16,148			18,616	16,148

(1) Employees' profit sharing is regisered in Salaries and Employees Benefits since 1Q11 due to local regulator's decision

(2) Income before translation results and income taxes.

(3) Includes non core operating income from net gain on sales of securities.

The banking business’s excellent evolution is also reflected in the significant expansion of +6.6% QoQ and 24.2% YoY in core earnings, which was led by 6.9% growth QoQ and 27.1% YoY in NII. Fee income and the net gain on foreign exchange transactions also contributed to good performance by posting increases of 6.3% and 4.9% QoQ and 17.3% and 28.1% YoY, respectively.

Core earnings	Quarter			Change %		Year ended		Change %
US$ 000	4Q11	3Q11	4Q10	QoQ	YoY	Dec 11	Dec 10	Dec 11 / Dec 10
Net interest and dividend income	323,393	302,463	254,533	6.9%	27.1%	1,183,688	944,634	25.3%
Fee income, net	140,896	132,509	120,136	6.3%	17.3%	527,637	461,775	14.3%
Net gain on foreign exchange transactions	37,021	35,281	28,909	4.9%	28.1%	138,912	104,361	33.1%
Core earnings	501,310	470,253	403,578	6.6%	24.2%	1,850,237	1,510,770	22.5%

In 4Q11, total assets grew 3.3% QoQ. Particularly noteworthy this quarter were the +5.8% QoQ growth reported for loans and the 11.7% QoQ increase in available funds, which contrasted with the 12.6% QoQ drop in securities available for sale. It is important to point out that loan growth was led by dynamic activity in Retail Banking, whose average daily balances grew 9.8% QoQ. This was the highest quarterly growth rate recorded for this business segment this year. The higher margins obtained in Retail Banking contributed to the increase in the net interest margin (NIM), which rose from 5.1% at the end of 3Q11 to 5.3% at the end of 4Q11.

Liabilities increased 2.8% QoQ due to 5.1% QoQ growth in deposits. It is important to note that core deposits grew while time deposits fell 1.0% QoQ, which favors cost of funds. It is also noteworthy the 5.5% QoQ increase in bonds and subordinated debt, which have become an increasingly important source of BCP’s total funding due to the issuances that have been made to strengthen capital and improve assets and liabilities matching. These issuances were greeted with enthusiasm in the international markets.

In terms of portfolio quality, the past-due loan (PDL) ratio fell slightly QoQ (1.53% at the end of 4Q11 vs. 1.56% at the end of 3Q11) due primarily to growth in loans, which was + 5.9% QoQ in comparison to a 3.3% QoQ increase in the past-due loan portfolio. It is important to note that an analysis of the PDL ratio at 90 days indicates minimal QoQ variation (1.10% in 4Q11 vs.1.13% in 3Q11). In this context, the coverage ratio for the past-due loan portfolio increased to 200.8% vs. 192.9% last quarter.

Operating expenses showed the typical year-end peak and grew 13.7% QoQ, which was primarily attributable to higher expenses for personnel as well as administrative and general expenses. The increase in employee salaries and benefits is due mainly to an increase in variable compensation (+51.4%), which was associated with incentive payments for campaigns and an increase in year-end employee bonuses. Administrative and general expenses grew due to an increase in expenses for Marketing (+49.0%) and minor Others (+18.4%), which reflected an increase in expenses at Edyficar. In both cases, higher spending for Christmas campaigns explains the majority of this increase.

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Finally, although the main sources of income increased 6.6% QoQ, the expenses included in the efficiency ratio were 13.8% higher QoQ, which caused the operating efficiency ratio to deteriorate from 48.9% in 3Q11 to 52.2% in 4Q11. Nevertheless, in annual terms the increase in expenses is more moderate and falls below the increase in income for the year resulting in an improvement over 2010’s result (49.4% in 2011 vs. 50.9% in 2010).

2011 vs. 2010 results

The banking business’s results in 2011 reflect excellent performance that is evident in its net income of US$ 577.7 million. This constitutes a record high for BCP and indicates an increase of 21.3% YoY that is in turn closely linked to a satisfactory operating result, which grew 19.1% YoY.

The excellent evolution of results vis-a-vis 2010 is primarily due to:

i)	The +25.3% increase in net interest income (NII), which was attributable to 18.1% and 22.0% growth in gross loans and average daily balances, respectively;

ii)	The +11.6% increase in non-financial income due primarily to 14.3% growth in fee income as well as a 33.1% increase in gains on foreign exchange transactions; and

iii)	Translation gains of US$ 34.5 million following a 4% appreciation in the Nuevo Sol against the US Dollar, in the open position in local currency; this tops the US$ 23.3 million gain reported in 2010.

The aforementioned allowed the Bank to comfortably absorb the 22.6% increase in provisions for loan losses- which reflects BCP’s conservative approach to risk- and offset 19.7% growth in operating expenses. Profitability was excellent in this scenario, as reflected in a ROAE of 27.6% (slightly higher than the 27.1% reported in 2010) and a ROAA of 2.2%. Net interest margin was 5.0% in 2011, slightly higher than the 4.9% seen in 2010.

In terms of the quality of the loan portfolio, the PDL ratio at the end of 2011 was 1.53%. This figure topped the 1.46% reported at the close of 2010 due to changes in the portfolio’s composition- which reflect the fact that Retail Banking increased its share of total average daily balances from 39.6% to 43.8%- and in no way indicate a deterioration of loan portfolio quality. This evolution was also evident in an analysis of the PDL ratio at 90 days, which increased slightly from 0.99% to 1.10% due to the aforementioned effect. In this scenario, the PDL coverage ratio increased to 200.8% at the end of 2011, which is marginally above the 198.5% posted at the close of 2010.

Finally, in terms of operating efficiency, core income grew 22.5% while operating expenses increased 18.8%. Accordingly, the efficiency ratio fell slightly from 50.9% to 49.4%. It is important to emphasize that the increase in operating expenses is attributable to efforts to expand infrastructure and increase personnel to capture potential market growth.

8

II.1 Interest-earning assets

Interest-earning assets increased 3.7% QoQ and 5.6% YoY. This was due primarily to growth in current loans, which increased 5.9% QoQ and 18.1% YoY.

Interest earning assets	Quarter			Change %
US$ 000	4Q11	3Q11	4Q10	QoQ	YoY
BCRP and other banks	4,553,358	4,054,084	7,661,891	12.3%	-40.6%
Interbank funds	5,786	7,000	59,000	-17.3%	-90.2%
Trading securities	75,611	118,289	114,430	-36.1%	-33.9%
Securities available for sale	3,476,430	3,979,007	1,503,201	-12.6%	131.3%
Current loans	16,676,479	15,748,718	14,125,859	5.9%	18.1%
Total interest earning assets	24,787,664	23,907,098	23,464,381	3.7%	5.6%

In 4Q11, the Bank’s most profitable asset, current loans, registered their highest quarterly growth rate in this year (5.9%). This growth was attributable to the economy’s positive evolution in the last quarter, which helped the Bank lock in excellent results for end-of-year campaigns in Retail Banking in particular. Securities available for sale also declined due to cancelations of BCRP instruments and sale of government bonds, funds that were kept under Cash and due from banks at year end.

An analysis of the YoY evolution indicates a decline in funds held in the BCRP as a result of lower level of issuances from the BCRP. These funds were partially redirected to more profitable assets such as loans and investments, which grew 18.1% and 131.3% YoY, respectively.

Loan Portfolio

At the end of 4Q, total loans at BCP reached US$ 16,935 million. This figure reflects sustained growth throughout the year and represents increases of 5.9% QoQ and 18.1% YoY. Annual growth rate of the loan portfolio is directly linked to the fact that the economy reported an estimated increase of 6.5% in GDP despite market uncertainty stemming from the presidential elections held in the first half of the year.

The figure below shows the evolution of quarter-end and monthly average daily balances. An initial analysis indicates that between January and April, loans only grew slightly. This contrasts with the situation seen from May on, which was marked by an upward trend in average daily balances (with the sole exception of September). In terms of account balances, the second and fourth quarter were the most dynamic.

An analysis of average daily balances by Banking segments indicates strong expansion in all of Retail Banking products in both QoQ (+9.8%) and YoY terms (34.4%). This result was due to the unfolding aggressive strategy to boost growth in Retail Banking products, many of which have significant potential for expansion given the country’s low level of banking penetration. The Wholesale Banking portfolio shows a contraction 0.7% QoQ concentrated in the corporate sector that contrasts with the 12.9% expansion seen in the YoY figure, which was driven primarily by Middle-Market Banking.

9

Average Daily Balances

	TOTAL LOANS (1)
	(US$ million)
	4Q11	3Q11	4Q10	QoQ	YoY
Wholesale Banking	8,636.0	8,700.9	7,650.8	-0.7%	12.9%
- Corporate	5,427.6	5,555.8	5,087.8	-2.3%	6.7%
- Middle Market	3,208.3	3,145.1	2,563.0	2.0%	25.2%
Retail Banking	6,963.9	6,343.8	5,182.5	9.8%	34.4%
- SME + Business	2,501.9	2,217.5	1,798.3	12.8%	39.1%
- Mortgages	2,406.3	2,253.3	1,869.2	6.8%	28.7%
- Consumer	1,275.5	1,168.0	949.9	9.2%	34.3%
- Credit Cards	780.2	705.0	565.0	10.7%	38.1%
Edyficar	475.9	425.1	333.3	12.0%	42.8%
Others (2)	913.2	874.1	762.0	4.5%	19.8%
Consolidated total loans	16,989.0	16,343.9	13,928.5	3.9%	22.0%

(1) Average daily balance.

(2) Includes Work Out Unit, other banking and BCP Bolivia.

Source: BCP

An analysis of the evolution of each of the banking segments indicates:

•	The Corporate Banking portfolio grew at a moderate pace of 6.7% YoY; this deceleration was attributable to significant prepayment of loans mainly in the last 2 quarters, by companies whose headquarters decided to issue at more attractive conditions in capital markets. In fact, business activity remains strong.

•	The Middle-Market Banking portfolio increased 2% QoQ and 25.2% YoY. Portfolio growth in annual terms was due to an increase in mid-term transactions at the beginning of 2011. This scenario was complemented by the higher level of financing to the fishing sector, which experienced strong growth during the first campaign (May-July).

•	Within Retail Banking portfolio, all products, with the exception of mortgage loans, reported the highest QoQ growth observed in 2011. The SME + Business segment led expansion with 12.8% growth. This was driven by a significant increase in loans for working capital, which grew 39.1% YoY due to Christmas campaigns.

•	Lastly, it is important to note the upward trend reported throughout the year in Edyficar’s loan portfolio, which totaled US$ 475.9 million at the end of 2011. This represented an increase of 12.0% QoQ and 42.8% YoY.

If we look at the disaggregated results for loans by currency type, it is evident that the highest growth was registered in the LC portfolio (+5.3%), which was driven by Retail Banking (+9.8%). The deceleration in loan growth seen in Wholesale Banking is visible primarily in LC loans, in particular those from Corporate Banking (-8.3%).

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Average Daily Balances

	Domestic Currency Loans (1)					Foreign Currency Loans (1)
	(Nuevos Soles million)					(US$ million)
	4Q11	3Q11	4Q10	QoQ	YoY	4Q11	3Q11	4Q10	QoQ	YoY
Wholesale Banking	5,507.7	5,746.5	5,069.6	-4.2%	8.6%	6,694.8	6,686.0	5,848.4	0.1%	14.5%
- Corporate	3,518.7	3,836.5	3,443.7	-8.3%	2.2%	4,126.0	4,159.2	3,863.4	-0.8%	6.8%
- Middle Market	1,989.0	1,910.0	1,625.9	4.1%	22.3%	2,568.8	2,526.7	1,985.0	1.7%	29.4%
Retail Banking	12,208.7	11,121.7	8,946.6	9.8%	36.5%	2,460.3	2,303.1	2,001.7	6.8%	22.9%
- SME + Business	4,562.2	4,045.9	3,228.1	12.8%	41.3%	829.4	753.7	650.7	10.1%	27.5%
- Mortgages	3,064.7	2,887.7	2,378.8	6.1%	28.8%	1,271.6	1,201.7	1,023.5	5.8%	24.2%
- Consumer	2,709.7	2,475.4	1,956.2	9.5%	38.5%	272.3	266.5	254.4	2.2%	7.0%
- Credit Cards	1,872.1	1,712.7	1,383.5	9.3%	35.3%	87.0	81.2	73.2	7.1%	19.0%
Edyficar	1,254.9	1,136.5	900.9	10.4%	39.3%	11.3	11.1	13.0	1.1%	-13.1%
Others (2)	128.9	126.5	165.2	1.9%	-22.0%	865.5	828.1	703.3	4.5%	23.1%
Consolidated total loans	19,100.1	18,131.2	15,082.3	5.3%	26.6%	10,031.9	9,828.3	8,566.3	2.1%	17.1%

(1) Average daily balance.

(2) Includes Work Out Unit, other banking and BCP Bolivia.

      Source: BCP

Growth in the LC portfolio is due primarily to loan expansion in Retail Banking loans, which was led by SME + Business and Consumer portfolios. In quarterly terms these products posted growth of 12.8% and 9.5% QoQ respectively (which also represent the highest growth rates posted this year) while the YoY evolution indicates corresponding increases of 41.3% and 38.5%. These figures top the rates reported in the LC portfolio for both products in 2010.

Edyficar’s portfolio continues to be concentrated in LC and demonstrated significant growth of 10.4% QoQ and 39.3% YoY.

The loan portfolio denominated in FC posted slight growth QoQ (+2.1%) that was driven by Retail Banking; nevertheless, in annual terms (+17.1%), portfolio growth was derived primarily from Middle-Market Banking loans (+29.4% YoY).

Loan Market Share

At the end of December, BCP consolidated continued to lead the market with a 30.7% share. This places the Bank ten percentage points above its closest competitor.

Corporate Banking and Middle-Market Banking continued to lead the pack with market shares of 44.3% and 34.3%, respectively. A comparison with 3Q11’s results for Retail Banking indicate that market shares of SME + Business, Consumer and Credit Card products grew 0.3%. Finally, the market shares of SME + Business and Credit Card products were the most dynamic during 2011, the first increased its share from 19.6% to 21.4% and the latter from 19.5% to 20.6%. .

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Dollarization

The LC portfolio’s share of total loans increased QoQ and YoY to reach a level of 41.7% at the end of 2011 (38.2% at the end of December 2010). This was closely linked to the significant growth reported throughout the year in the Retail Banking portfolio, whose loan portfolio is mainly denominated in LC.

II. 2 Liabilities

At the end of 4Q11, deposits registered an increase of 5.1% QoQ and 4.5% YoY. Particularly noteworthy this quarter was growth in core deposits, which came to represent 54.4% of total funding (vs. 52.1% in 3Q11 and 47.7% at the end of 2010). The role of bonds and subordinated debt as a source of funding also took center stage at the end of 2011, accounting for 12.6% of total funding vs. 8.4% at the end of 2010.

Deposits and obligations	Quarter			Change %
US$ 000	4Q11	3Q11	4Q10	QoQ	YoY
Non-interest bearing deposits	5,106,225	4,858,189	4,203,023	5.1%	21.5%
Demand deposits	1,427,270	1,473,318	1,394,650	-3.1%	2.3%
Saving deposits	5,096,442	4,705,850	4,244,940	8.3%	20.1%
Time deposits	4,396,676	4,441,832	5,872,455	-1.0%	-25.1%
Severance indemnity deposits (CTS)	1,757,124	1,440,930	1,313,122	21.9%	33.8%
Interest payable	52,223	47,293	41,627	10.4%	25.5%
Total customer deposits	17,835,960	16,967,412	17,069,817	5.1%	4.5%
Due to banks and correspondents	2,966,524	3,251,910	3,646,026	-8.8%	-18.6%
Bonds and subordinated debt	3,114,960	2,952,120	1,957,343	5.5%	59.1%
Other liabilities	712,924	785,886	707,205	-9.3%	0.8%
Total liabilities	24,630,367	23,957,329	23,380,392	2.8%	5.3%

An analysis of evolution by deposit type in 4Q11 indicates that growth was led by savings deposits (+8.3% QoQ) and CTS (+21.9% QoQ). The latter was driven by seasonal factors given that CTS payments are made in November. Time deposits fell 1.0% QoQ and 25.1% YoY, which was mainly attributable to a decline in time deposits in FC in Corporate Banking (particularly in the first half of the year), and to our non-aggressive policy (low rates paid) at this time given the high levels of liquidity raised following a careful Asset & Liability management.

In this context, an analysis of the evolution of the Bank’s other funding sources indicates an increase in bonds and subordinated debt issuances throughout the year, primarily to provide solid backing for future portfolio growth, strengthen capital, and especially to maintain assets and liability matching. As a result, bonds and subordinated debt represented 12.6% of total funding, which tops the 8.4% level observed at the end of 2010.

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Finally, Bank’s funding cost at the end of December was situated at 2.20%, which is 10 basis points below the 2.30% reported at the end of 3Q11. This decline was due to: (i) lower funding costs for deposits (dropped from 1.3% to 1.2%) due to the aforementioned increase in the share of core deposits and lower average costs for time deposits as well as (ii) lower costs relative to due to banks and correspondents (went from 1.9% to 1.2%) given the Bank’s decision not to renew some transactions with foreign banks that registered higher rates in December and the fact that BCP maintains comfortable liquidity levels. All the aforementioned allowed to offset the higher interest expenses on bonds and subordinated debt in line with the growth in such funding source.

In comparison to December 2010, the funding cost increased from 1.91% to 2.20%. This was primarily due to an increase in the cost of funding for LC deposits in the first half of 2011, which was associated with higher reference rates during that period (+125 pbs) and the A&L funding policies.

Market share of Deposits

At the end of December, BCP continued to lead the market for deposits with a 31.6% share. This figure was slightly lower than that reported in 3Q11 (32.0%) but was 10 percentage points above the result of BCP’s closet competitor. BCP remains the hands-down leader in both LC and FC products and achieved higher increases in market shares for CTS deposits in LC (going from 39.9% in 3Q11 to 41.4% this quarter).

Market share by type of deposit and currency
	Demand deposits	Saving deposits	Time deposits	Severance indemnity
LC	36.9%	37.4%	23.4%	41.4%
FC	43.8%	38.6%	24.1%	55.4%

LC: Local Currency

FC: Foreign Currency

13

Deposit Dollarization

The deposit de-dollarization process continued throughout 2011 on a par with a stronger Nuevo Sol. This trend was briefly interrupted around the second quarter (when FC deposits went from constituting 51.4% of total deposits to representing 55.1% in 2Q11) due to an increase in aversion to risk associated with the political uncertainty. This factor explains the less dynamic de-dollarization process of deposits this year compared to lasts year’s evolution when BCP’s LC deposits increased their participation by almost 10 percentage points (going from 37.9% to 47.5%). In 2011 LC deposits’ share in total deposits went from 47.5% to 49.4% in a scenario of 4.0% annual appreciation of Nuevo Sol against the US Dollar.

Mutual funds

Customer funds	Quarter			Change %
US$ 000	4Q11	3Q11	4Q10	QoQ	YoY
Mutual funds in Perú	2,131,048	2,095,211	2,369,634	1.7%	-11.6%
Mutual funds in Bolivia	79,665	68,922	102,586	15.6%	-22.3%
Total customer funds	2,210,713	2,164,133	2,472,220	2.2%	-12.5%

Funds under management in BCP Peru experienced a marginal decline of 1.7% QoQ yet maintained leadership in terms of volume under management and the number of affiliates with market shares of 42.0% and 31.1%, respectively. Funds under management in BCP Bolivia posted a clear upturn (+15.6% QoQ), which contrasts with the volatility seen at the transaction level in 3Q11. Finally, in annual terms, funds under management in BCP Peru and BCP Bolivia fell 11.6% and 22.3%, respectively, which is in line with an increase in stock market volatility and the fact that returns remained low across the board for fixed market instruments in 2011.

II.3 Net Interest Income

The margin for net interest income increased to 5.3%, which was the highest level recorded this year. Growth was due to a significant increase in Net Interest Income (+6.5%); this was attributable mainly to loan growth, which continued to be led by Retail Banking.

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Net interest income	Quarter			Change %		Year ended		Change %
US$ 000	4Q11	3Q10	4Q10	QoQ	YoY	Dec 11	Dec 10	Dec 11 / Dec 10
Interest income	462,115	433,949	368,460	6.5%	25.4%	1,702,110	1,331,867	27.8%
Interest on loans	416,453	393,955	330,701	5.7%	25.9%	1,516,975	1,214,987	24.9%
Interest and dividends on investments	65	110	59	-40.9%	10.2%	5,867	3,591	63.4%
Interest on deposits with banks	6,644	5,145	26,823	29.1%	-75.2%	41,944	31,881	31.6%
Interest on trading securities	32,805	34,429	12,431	-4.7%	163.9%	118,494	72,815	62.7%
Other interest income	6,148	310	(1,554)	1883.2%	-495.6%	18,830	8,593	119.1%
Interest expense	138,722	131,486	113,927	5.5%	21.8%	518,422	387,233	33.9%
Interest on deposits	50,403	48,608	40,538	3.7%	24.3%	186,255	120,128	55.0%
Interest on borrowed funds	29,144	31,447	30,100	-7.3%	-3.2%	126,869	130,041	-2.4%
Interest on bonds and subordinated note	49,760	42,963	36,222	15.8%	37.4%	170,330	108,696	56.7%
Other interest expense	9,415	8,468	7,067	11.2%	33.2%	34,968	28,368	23.3%
Net interest income	323,393	302,463	254,533	6.9%	27.1%	1,183,688	944,634	25.3%
Average interest earning assets	24,347,381	23,973,040	22,500,740	1.6%	8.2%	24,076,259	19,966,924	20.6%
Net interest margin*	5.3%	5.1%	4.5%			5.0%	4.9%

*Annualized.

NII increased 6.9% QoQ, which was due primarily to:

i)	5.7% growth in interest on loans, which is in line with loan growth as measured in average daily balances (+3.9% QoQ). This last increase was led by Retail Banking loans (which offer the highest rates and margins), which helped offset a slight reduction in Wholesale Banking loans due to pre-payment on mid-term financing that was in turn mitigated by loan growth in Middle- Market Banking;

ii)	An assets management strategy that was characterized by a reduction in funds in BCRP to prioritize more profitable assets such as loans, investments and securities for sale; and

iii)	An increase in Other interest income as a result of better results from foreign currency forward position.

The aforementioned allowed interest income to grow at a higher rate than interest expense, namely 6.5%, while interest expense reported an expansion of+5.5% QoQ, resulting the aforementioned 6.9% growth in NII. The expansion in interest expense was in turn the result of lower interest expenses on deposits (due primarily to higher levels of core deposits that have lower costs) and on due to banks (due to cancelations before mentioned), all of which attenuated the higher expenses on bonds and subordinated debt from issuances in 3Q11.

In a scenario in which average interest earning assets increased slightly (+1.6% QoQ) and net interest income grew +6.9% QoQ, NIM increased from 5.1% at the end of 3Q11 to 5.3% at the end of 4Q11 (+20 bps QoQ).

In line with considerable growth in interest income on loans, which accounts for a large proportion on NII’s expansion, the NIM on loans increased from 7.8% at the end of 3Q11 to 8.0% at the close of 4Q11.

15

II.4 The Past Due Portfolio and Provisions for Loan Losses

Net provisions for loan losses increased +64.1% QoQ due to a decision to set aside voluntary generic provisions and the fact that total loans reported robust growth this quarter. In terms of portfolio quality, the 90-day PDL ratio fell to 1.10%, which represents a decrease with regard to 3Q11’s closing figure.

Provision for loan losses	Quarter			Change %
US$ 000	4Q11	3Q11	4Q10	QoQ	YoY
Provisions	(81,820)	(54,219)	(56,171)	50.9%	45.7%
Loan loss recoveries	11,331	11,259	7,640	0.6%	48.3%
Net provisions, for loan losses	(70,489)	(42,960)	(48,531)	64.1%	45.2%
Annualized net provisions / total loans	1.7%	1.1%	1.4%	-	-
Net Provisions / Net Interest Income	21.8%	14.2%	19.1%	-	-
Total loans	16,934,911	15,998,891	14,334,841	5.9%	18.1%
Reserve for loan losses (RLL)	518,882	482,457	414,806	7.5%	25.1%
Charge-Off amount	49,936	36,871	38,938	35.4%	28.2%
Past due loans (PDLs)	258,432	250,173	208,982	3.3%	23.7%
Non-performing loans (NPLs)	353,757	338,156	284,752	4.6%	24.2%
PDL ratio at 90 days	1.10%	1.13%	0.99%
PDL ratio	1.53%	1.56%	1.46%
NPL ratio	2.09%	2.11%	1.99%
Coverage of PDLs	200.8%	192.8%	198.5%
Coverage of NPLs	146.7%	142.7%	145.7%

Net provisions for loan losses totaled US$ 70.5 million, which represents 21.8% of net interest income (vs. 14.2% in the previous quarter) and, in annualized terms, 1.7% of total loans (vs. 1.1% in 3Q11). This amount, which was equivalent to 64.1% growth QoQ, was due primarily to an increase in gross provisions (+50.9%), which was associated with:

(i)	+5.9% QoQ growth in the loan portfolio; and

(ii)	generic provisions set aside this quarter for US$ 12.6 million; this does not indicate a deterioration of portfolio quality (the PDL ratio fell below 3Q11’s level) and instead reflects the determination of additional provisions requirements based on IFRS compliant internal modeling of reserves, and management’s decision to move to a more conservative zone in the reasonable range defined by such models.

It is also important to mention that income from recoveries remained steady QoQ, reporting only marginal growth of +0.6%.

Charge-offs in 4Q11 totaled US$ 49.9 million, which is 35.4% higher than the amount reported last quarter (US$ 36.9 million).

In terms of loan quality, it is important note that the PDL ratio at 90 days at the end of 4Q11 dropped to 1.10%, which represents an improvement over last quarter (1.13%). Along the same lines, the PDL ratio according to SBS norms was 1.53%, which is lower than 3Q11’s result (1.56%). NPL ratio (which includes restructured and refinanced loans) was situated at 2.09%, which indicates improvement in terms of 3Q11’s figure (2.11%). The aforementioned was due to growth in total loans (+5.9% QoQ), which reflects more dynamism this quarter than last quarter. This offset the effect of a 3.3% QoQ increase in the past due ratio, which also grew at a slower pace this quarter (+3.5% QoQ).

Reserve for loan losses in 4Q11 (US$ 518.9 million) increased +7.5% over 3Q11’s figure (US$ 482.5 million). In this context, the coverage ratio for past due loans was situated at 200.8% at the end of 4Q11 while the corresponding ratio for non-performing loans was 146.7%. Both of these figures exceeded last quarter’s levels.

16

An analysis of the PDL ratio by segments indicates that the portfolio’s quality has improved. In this context, improvements are evident in (i) SME +Business loans, whose past due ratio went from 5.8% in September to 5.3% in December; (ii) mortgage loans, which reported a past due ratio of 1.4% at the end of 3Q11 and 1.3% at the end of 4Q11; and (iii) consumer loans, which reported a drop from 1.9% to 1.8% between September and December. The loan portfolio for Edyficar and Wholesale Banking remained steady throughout 4Q11, reporting past due ratios of 4.0% and 0.1% respectively. Only credit card segment reported a slight deterioration this quarter. The past due ratio for this portfolio declined from 3.7% in September to 3.8% at the end of December.

II.5 Non-Financial Income

Non-financial income reported an increase of +8.9% QoQ, which was essentially attributable to 6.3% growth in fee income. An analysis of the YoY and accumulated evolutions shows even larger increases of 23.6% and 11.6% respectively, which were primarily due to higher fee income and to a lesser extent to an increase on gains on foreign exchange transactions.

Non financial income	Quarter			Change %		Year ended		Change %
US$ 000	4Q11	3Q11	4Q10	QoQ	YoY	Dec 11	Dec 10	Dec 11 / Dec 10
Fee income	140,896	132,509	120,136	6.3%	17.3%	527,637	461,775	14.3%
Net gain on foreign exchange transactions	37,021	35,281	28,909	4.9%	28.1%	138,912	104,361	33.1%
Net gain on sales of securities	13,066	12,001	2,264	8.9%	477.1%	22,984	51,139	-55.1%
Other income	6,627	1,588	8,603	317.3%	-23.0%	19,001	17,367	9.4%
Total non financial income	197,610	181,379	159,912	8.9%	23.6%	708,534	634,642	11.6%

17

Fee income in 4Q11 reported 6.3% growth QoQ due to increases in the majority of segments. Particularly noteworthy in this regard was growth in Credit Cards, Current Accounts, Savings and Cuenta Maestra (Miscellaneous Accounts +9.6% QoQ, Collections, Payments and Collections (+ 9.1% QoQ), Credit Cards (+6.9% QoQ) and Corporate Finance (+70.2% QoQ). An analysis of the YoY and accumulated evolution indicates significant growth of +17.3% and +14.3% respectively. Although all segments evolved extremely favorably this Q, the star performers were fees and commissions from Credit Cards, Current Accounts, Savings and Cuenta Maestra; Collections; Personal Loans, Corporate Finances; Insurance; and SME loans.

Banking Fee Income	Quarter			Change %		Year ended		Change %
US$ 000	4Q11	3Q11	4Q10	QoQ	YoY	Dec 11	Dec 10	Dec 11 / Dec 10
Miscellaneous accounts*	39,102	35,683	32,024	9.6%	22.1%	139,387	118,964	17.2%
Off-balance sheet	8,503	8,999	7,445	-5.5%	14.2%	34,248	27,167	26.1%
Payments and collections	19,694	18,059	15,900	9.1%	23.9%	70,132	59,786	17.3%
Drafts and transfers	8,501	8,220	7,105	3.4%	19.6%	32,013	27,764	15.3%
Credit cards	18,071	16,906	16,029	6.9%	12.7%	67,031	59,792	12.1%
Others	47,025	44,641	41,632	5.3%	13.0%	184,826	168,303	9.8%
Total Fee Income	140,896	132,509	120,136	6.3%	17.3%	527,637	461,775	14.3%

* Saving accounts, current accounts and debit card.

Although gains on FX transactions increased 4.9% QoQ, growth in YoY and accumulated terms for the year of 28.1% and 33.1% respectively was even more striking. This supported the upward trend seen over the year in non-financial income.

Net gains on sales of securities in 4Q11 were similar to those seen last quarter; nevertheless, this figure fell 55.1% in accumulated terms given that extraordinary net gains on sales of securities were reported in 2010 due to the Peruvian Government’s decision to repurchase bonds denominated in Euros in 3Q and 2Q of 2010.

Finally, Other Income reflects a 317.3% increase QoQ that is associated with extraordinary income perceived on a loss covered by provisions set aside in 2010.

Distribution Channels and Transactions

The number of transactions increased +4.7% QoQ. The majority of growth this quarter was seen in cost efficient channels such as ATMs, Internet Banking ViaBCP, Telecrédito and BCP Agents. An analysis of the annual evolution shows the same trend for each channel. Particularly noteworthy this quarter was the QoQ and YoY growth reported for Mobile Banking transactions, which are of special interest to BCP given that mobile service penetration runs high in Peru. Furthermore, another noteworthy evolution is the successful work done to divert clients from the use of tellers to more efficient channels, as revealed by the YoY contraction in number of transactions done through this channel.

	Monthly average in each quarter			Change %
N° of Transactions per channel	4Q11	3Q11	4Q10	QoQ	YoY
Teller	9,792,521	9,689,954	9,949,522	1.1%	-1.6%
ATMs Via BCP	12,299,099	11,450,450	10,312,343	7.4%	19.3%
Balance Inquiries	3,805,341	3,429,950	3,468,512	10.9%	9.7%
Telephone Banking	2,163,687	2,249,447	1,752,745	-3.8%	23.4%
Internet Banking Via BCP	14,128,630	13,614,030	12,815,523	3.8%	10.2%
Agente BCP	10,966,961	10,737,235	6,656,935	2.1%	64.7%
Telecrédito	6,309,965	5,835,783	5,397,323	8.1%	16.9%
Mobile banking	756,745	583,182	399,782	29.8%	89.3%
Direct Debit	481,233	492,565	450,729	-2.3%	6.8%
Points of Sale P.O.S.	5,794,072	5,411,589	4,768,425	7.1%	21.5%
Other ATMs network	374,615	361,096	351,283	3.7%	6.6%
Total transactions	66,872,870	63,855,281	56,323,123	4.7%	18.7%

Source: BCP

BCP’s network of distribution channels (only in Peru) continues to expand and totaled 6,501 points of access in 4Q11, which represents an increase of +5.9% QoQ and 30.0% YoY. Agente BCP continues to lead this growth.

18

	Balance as of			Change %
	4Q11	3Q11	4Q10	QoQ	YoY
Branches	342	337	327	1.5%	4.6%
ATMs	1,485	1,384	1,159	7.3%	28.1%
Agentes BCP	4,674	4,417	3,513	5.8%	33.0%
Total	6,501	6,138	4,999	5.9%	30.0%

Source: BCP

II.6 Operating Expenses and Efficiency

At the end of 4Q11, operating expenses increased 13.7% QoQ. In this context, the efficiency ratio for the period was situated at 52.2%; nevertheless, the accumulated results for the year show a slight improvement in operating efficiency that translated into a drop in the efficiency ratio, which went from 50.9% at the end of 2010 to 49.4% at the close of 2011.

Operating expenses	Quarter			Change %		Year ended		Change %
US$ 000	4Q11	3Q11	4Q10	QoQ	YoY	Dec 11	Dec 10	Dec 11 / Dec 10
Salaries and employees benefits	137,715	125,764	113,475	9.5%	21.4%	495,099	417,283	18.6%
Administrative, general and tax expenses	100,721	84,025	81,579	19.9%	23.5%	337,228	282,779	19.3%
Depreciation and amortizacion	23,411	20,304	18,796	15.3%	24.6%	81,820	69,448	17.8%
Other expenses	7,757	7,089	9,251	9.4%	-16.1%	38,012	25,853	47.0%
Total operating expenses	269,604	237,182	223,101	13.7%	20.8%	952,159	795,363	19.7%
Efficiency ratio	52.2%	48.9%	53.0%			49.4%	50.9%

Operating expenses increased 13.7% QoQ due to the evolution of administrative and general expenses (+19.9%) as well as expenses for employee salaries and benefits (+9.5%0),which are affected by end-of-year seasonal factors. An increase in expenses for employee salaries and benefits is due primarily to an increase in incentive payments for campaigns. Administrative and general expenses grew due to increases in costs reported in Marketing (+49.0%) and Others (+18.4%), which reflects an increase in expenses at Edyficar. In both cases, higher spending was generally associated with Christmas Campaigns.

In annual terms, operating expenses increased 20.8%. This growth was clearly led by the increase in employee salaries and benefits (+21.4%) due to: (ii) personnel expenses have increased to cover business expansion, particularly in Retail Banking, and (iii) higher expenses for variable compensation, which is in line with solid portfolio growth. The annual increase in administrative and general expenses is attributable to an increase in spending on Marketing (+67.1%) due to the Bank’s strategy to focus on the Retail Banking business, more so since the cost of loyalty programs such as “travel mileage points” are included in this line.

The table below contains the details on administrative expenses and their respective quarterly variations:

Administrative Expenses	Quarter						Change %
US$ (000)	4Q11%		3Q11%		4Q10%		4Q11 / 3Q11	4Q11 / 4Q10
Marketing	18,867	18.7%	12,663	15.1%	11,291	13.8%	49.0%	67.1%
Systems	11,003	10.9%	10,797	12.9%	10,384	12.7%	1.9%	6.0%
Transport	8,681	8.6%	7,559	9.0%	6,213	7.6%	14.8%	39.7%
Maintenance	4,302	4.3%	2,743	3.3%	3,579	4.4%	56.8%	20.2%
Communications	5,125	5.1%	4,856	5.8%	4,337	5.3%	5.5%	18.2%
Consulting	7,476	7.4%	5,608	6.7%	4,928	6.0%	33.3%	51.7%
Others	26,206	26.0%	22,140	26.3%	21,958	26.9%	18.4%	19.3%
Taxes and contributions	8,072	8.0%	8,132	9.7%	7,946	9.7%	-0.7%	1.6%
Other subsidiaries and eliminations, net	10,989	10.9%	9,525	11.3%	10,943	13.4%	15.4%	0.4%
Total Administrative Expenses	100,721	100.0%	84,025	100.0%	81,579	100.0%	19.9%	23.5%

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II. 7 Net Shareholder’s Equity and Regulatory Capital

BCP’s reported a high level of profitability in 4Q11 and registered a ROAE of 29.4%, which is in line with +14.5% QoQ growth in net income. The Bank also maintained a solid level of solvency with a BIS ratio of 14.5%.

Shareholders' equity	Quarter			Change %
US$ 000	4Q11	3Q11	4Q10	QoQ	YoY
Capital stock	783,213	783,213	783,213	0.0%	0.0%
Reserves	628,987	628,987	388,309	0.0%	62.0%
Unrealized gains and losses	114,760	87,464	157,564	31.2%	-27.2%
Retained earnings	236,738	236,540	187,143	0.1%	26.5%
Income for the year	577,711	412,928	476,316	39.9%	21.3%
Net shareholders' equity	2,341,409	2,149,132	1,992,545	8.9%	17.5%
Return on average equity (ROAE)	29.4%	27.4%	21.1%

BCP’s profitability in 4Q11 was truly outstanding with a return on average equity (ROAE) of 29.4%, which was two points above the figure reported last quarter (27.4%). This noteworthy improvement was due to strong earnings generation in 4Q11, which boasted an increase in net income of +14.5% QoQ that far exceeds the growth posted in 3Q11 (+4.4% QoQ). Net shareholders’ equity increased +8.9% QoQ, which was primarily attributable to higher accumulated earnings this year.

In annual terms, profitability in 2011 was much higher than in 2010. In this context, ROAE reached 27.6% versus 27.1% in 2010 due to growth in annual earnings (+21.3%).

The BIS ratio showed little variation throughout the quarter and was situated at 14.5% at the end of 4Q11. This figure was slightly lower than that reported at the end of 3Q11 (14.8%). The aforementioned evolution took place in a context in which risk weighted assets (RWA) grew +3.9% QoQ due primarily to an increase in risk weighted assets associated with credit risk (+5.0%) and is in line with loan growth (+5.9% QoQ). Regulatory capital increased less this quarter (+2.1% QoQ) due primarily to an appreciation in local currency (+2.8%) given that BCP’s regulatory capital is denominated in Nuevo Soles.

Regulatory Capital and Capital Adequacy Ratios	As of			Change %
US$ (000)	Dec 11	Sep 11	Dec 10	Dec 11 / Sep 11	Dec 11 / Dec 10
Capital Stock	948,716	922,372	917,739	2.9%	3.4%
Legal and other capital reserves	743,332	722,691	476,912	2.9%	55.9%
Accumulated earnings with capitalization agreement	-	-	-	-	-
Loan loss reserves (1)	212,497	202,259	181,715	5.1%	16.9%
Perpetual subordinated debt	250,000	250,000	251,973	0.0%	-0.8%
Subordinated debt	763,293	757,546	444,092	0.8%	71.9%
Unrealized profit (loss)	-	-	-	-	-
Investment in subsidiaries and others, net of unrealized profit and net income	(201,357)	(195,498)	(248,981)	3.0%	-19.1%
Goodwill	(45,283)	(44,026)	(43,805)	2.9%	3.4%
Total Regulatory Capital	2,671,198	2,615,344	1,979,646	2.1%	34.9%

Tier 1 (2)	1,906,509	1,843,892	1,571,250	3.4%	21.3%
Tier 2 (3) + Tier 3 (4)	764,689	771,452	408,396	-0.9%	87.2%

Total risk-weighted assets	18,382,429	17,685,063	15,416,468	3.9%	19.2%
Market risk-weighted assets (5)	602,351	743,950	384,111	-19.0%	56.8%
Credit risk-weighted assets	16,960,579	16,157,488	14,520,461	5.0%	16.8%
Operational risk-weighted assets	819,499	783,624	511,896	4.6%	60.1%

Market risk capital requirement (5)	60,235	74,395	37,643	-19.0%	60.0%
Credit risk capital requirement	1,696,058	1,615,749	1,423,005	5.0%	19.2%
Operational risk capital requirement	81,950	78,362	50,166	4.6%	63.4%

Capital ratios
BIS ratio (6)	14.53%	14.79%	12.84%
Risk-weighted assets (7) / Regulatory Capital	6.88	6.76	7.79

(1) Up to 1.25% of total risk-weighted assets.

(2) Tier 1 = Capital + Legal and other capital Reserves + Accumulated earnings with capitalization agreement + Unrealized profit in subsidiaries

- Goodwill - (0.5 x Inverstment in Subsidiaries) + Perpetual subordinated debt (maximum amount that can be included is 17.65% of Capital +

Legal and other capital Reserves + Accumulated earnings with capitalization agreement + Unrealized gains - Goodwill).

(3) Tier 2 = Subordinated debt + Loan loss reserves - (0.5 x Investment in subsidiaries)

(4) Tier 3 = Subordinated debt covering market risk only. Tier 3 exists since 1Q10.

(5) It includes capital requirement to cover price and rate risk.

(6) Regulatory Capital / Risk-weighted assets (legal minimum = 10% since July 2011)

(7) Since July 2009 and until June 2011, Risk-weighted assets = Credit risk-weighted assets * 0.96 + Capital requirement to cover market risk * 10.5 + Capital requirement to cover operational risk * 10.5.

Since July 2011, Risk-weighted assets = Credit risk-weighted assets * 0.98 + Capital requirement to cover market risk * 10 + Capital requirement to cover operational risk * 10.

20

III. Banco de Crédito de Bolivia

Results

In 4Q11, BCP Bolivia’s net income was US$ 8.2 million, which represented an increase of 47.4% QoQ and 136.6% YoY. ROAE in 4Q11 was 30.4%, which tops the 22.0% reported in 3Q11 and the 14.7% observed in 4Q10. This result was due primarily to:

(i)	An increase in NII (+12.4%) following sustained growth in the loan portfolio (+4.9%);

(ii)	Lower net provisions for loan losses (-103.2%), which was attributable to a release of generic provisions for loans and higher recovery on delinquent loans.

In accumulated terms, net income in 2011 was US$ 22.3 million, which represents a 40.8% increase YoY. This led to a ROAE of 22.1% for this year (vs. 16.8% in 2010). An increase in NII (+26.7%) explains the favorable evolution of profitability levels.

A conservative approach to loan risk management helped the bank lock in a PDL ratio of 1.17% in 4Q11 (1.18% in 3Q11 and 1.47% in 4Q10) and a coverage ratio of 314.0% (332.0% in 3Q11 and 272.6% in 4Q10). These indicators stand as proof that BCP Bolivia is one of the best performers in the Bolivian banking system, which reported ratios of 1.7% and 281.1% respectively at the end of 4Q11.

Assets and Liabilities

At the end of December 2011 BCP Bolivia reported total loans for US$ 762.9 million. This represents a 4.9% increase over the US$ 727.3 million registered in September 2011 and a 26.1% improvement with regard to the level reported in December 2010. Loan growth in the fourth quarter of the year was due to dynamism in the Wholesale Banking portfolio, which expanded 6.2% QoQ and 32.9% YoY. It is important to note that this portfolio represents 44.6% of BCP Bolivia’s total loans.

Retail Banking, which accounts for 53.2% of the total portfolio, registered a positive variation of 4.4% QoQ and 22.2% YoY. The most dynamic segments in the retail portfolio were the PYME segment (+6.0% QoQ and +33.7% YoY), which represented 27.9% of retail loans, and the Home Mortgage segment (+3.4% QoQ and 18.2% YoY), which represented 42.1% of the same portfolio.

In terms of liabilities, deposits at BCP Bolivia grew 7.5% QoQ. This was due primarily to an increase of 13.9% and 9.4% in time deposits and savings accounts respectively. The 6.8% increase YoY was attributable to an increase of 7.9% and 6.9% for time deposits and savings accounts respectively.

Net shareholders’ equity demonstrated an 8.2% increase QoQ and 16.8% improvement YoY due to higher earnings this period.

Finally, BCP Bolivia maintained an 11.3% market share of current loans and 11.3% of total deposits, which situates it in third place in terms of loans and fifth with regard to deposits in the banking system.

21

Banco de Crédito de Bolivia	Quarter			Change %		Year ended		Change %
US$ millions	4Q11	3Q11	4Q10	QoQ	YoY	Dec 11	Dec 10	Dec 11 / Dec 10
Net interest income	12.5	11.1	8.4	12.4%	48.8%	41.8	33.0	26.7%
Net provisions for loan losses	0.0	-1.1	-0.2	-103.2%	-114.4%	-5.3	-3.6	48.4%
Non financial income	8.4	8.5	9.4	-2.1%	-10.8%	35.2	36.3	-3.0%
Operating expenses	-11.8	-12.3	-13.2	-4.4%	-11.1%	-48.3	-46.9	3.0%
Translation result	0.1	0.1	0.2	26.4%	-62.1%	0.8	0.2	218.5%
Income tax	-1.1	-0.8	-1.1	35.2%	-1.1%	-1.8	-3.2	-42.9%
Net Income	8.2	5.5	3.4	47.4%	136.6%	22.3	15.8	40.8%
Total loans	762.9	727.3	605.2	4.9%	26.1%
Past due loans	8.9	8.5	8.8	4.1%	0.7%
Net provisions for possible loan losses	-26.9	-27.4	-23.0	-2.0%	17.0%
Total investments	205.8	168.1	223.0	22.4%	-7.7%
Total assets	1,195.5	1,107.7	1,122.0	7.9%	6.6%
Total deposits	1,055.5	981.8	988.3	7.5%	6.8%
Net shareholders' equity	111.6	103.1	95.5	8.2%	16.8%
PDL / total loans	1.17%	1.18%	1.47%
Coverage ratio of PDLs	314.0%	332.0%	272.6%
ROAE (1)	30.4%	22.0%	14.7%
Branches	42	44	66
Agentes	33	35	34
ATMs	196	198	176
Employees	1,343	1,340	1,415

(1) The annual ROAE for 2011 (22.1%) is higher than the 16.8% reported at 2010.

22

IV. Financiera Edyficar

Edyficar	Quarter			Change %		Year ended		Change %
US$ 000	4Q11	3Q11	4Q10	QoQ	YoY	2011	2010	2011 / 2010
Net financial income	30,767	29,239	24,060	5.2%	27.9%	111,546	82,431	35.3%
Total provisions for loan loasses	(4,951)	(3,785)	(2,443)	30.8%	102.7%	(15,891)	(5,431)	192.6%
Non financial income	537	115	190	366.6%	183.4%	1,121	723	55.0%
Operating expenses	(19,245)	(15,894)	(13,318)	21.1%	44.5%	(64,696)	(47,223)	37.0%
Operating Income	7,108	9,675	8,489	-26.5%	-16.3%	32,081	30,500	5.2%
Translation results	3,048	(934)	(676)	426.3%	550.7%	4,366	2,292	90.5%
Employees' profit sharing	(2,584)	(2,611)	(2,785)	-1.0%	-7.2%	(10,204)	(9,088)	12.3%
Income taxes	-	-	(489)	-	-	-	(1,594)	-
Net income	7,572	6,130	4,538	23.5%	66.8%	26,243	22,110	18.7%
Contribution to BCP	7,556	6,117	4,529	23.5%	66.8%	26,188	22,063	18.7%
Total loans	506,796	440,593	356,235	15.0%	42.3%	506,796	356,235	42.3%
Past due loans	20,445	18,099	14,281	13.0%	43.2%	20,445	14,281	43.2%
Net provisions for possible loan losses	(35,484)	(31,020)	(26,223)	14.4%	35.3%	(35,484)	(26,223)	35.3%
Total assets	590,991	500,038	465,888	18.2%	26.9%	590,991	465,888	26.9%
Deposits and obligations	226,285	164,722	154,173	37.4%	46.8%	226,285	154,173	46.8%
Net shareholders' equity	75,790	68,206	52,419	11.1%	44.6%	75,790	52,419	44.6%
PDL / Total loans	4.0%	4.1%	4.0%			4.0%	4.0%
Coverage ratio of PDLs	173.6%	171.4%	183.6%			173.6%	183.6%
Return on average equity *	24.7%	21.2%	18.0%			22.9%	25.2%
Branches	123	109	101
Employees'	2,359	2,297	1,693

* Net shareholders' equity includes US$ 50.7 millions from goodwill.

Edyficar’s loan portfolio was highly dynamic, posting 15% growth in 4Q11 due to an aggressive Christmas campaign that topped US$ 506 million. This translated into significant growth in interest income that was nonetheless mitigated by an increase in financial expenses following the issuance of negotiable certificates for S/.100 million and subordinated bonds for S/.70 million in 4Q11. The first issuance was to diversify financing sources while the second aimed to set the foundations for growth in 2012. In this context, NII only grew 5.2%.

Despite noteworthy dynamism this quarter, Edyficar reported this Q a drop in operating income, which fell 26.5% QoQ due to lower growth in NII that was accompanied by:

(i)	A +21.1% increase in operating expenses that was attributable to: (i) moves to regularize payments to suppliers- which is standard practice in this segment at year-end and produces a seasonal effect- as well as higher expenses associated with the Christmas campaign; and (ii) expenses for advisory services associated with a search for new products.

(ii)	And, to a lesser extent, growth in provisions for loan losses (+30.8%), which is in line with strong loan growth (+15.0%).

Nevertheless, this Q also reported a significant translation result of US$ 3.0 million (which is in line with the 2.8% QoQ appreciation in the local currency) against a loss of US$ 0.9 million last quarter. This amply offset a decline in operating income and ensured Financiera Edyficar’s excellent results in the last quarter of 2011, which posted net income of US$ 7.6 million (23.5% higher than the figure reported in 3Q11).

Significant loan growth was accompanied by a lower expansion in past due loans, which grew 13.0% QoQ. Accordingly, the PDL ratio fell to 4.0%. The coverage ratio this quarter was 173.6%, which reflects Financiera Edyficar’s prudent approach to managing its past due portfolio.

Deposits and obligations increased a significant 37.4% QoQ in a context marked by an improvement in the financial system’s liquidity. This increase was thanks to the fact that Financiera Edyficar has maintained institutional deposits from mutual funds, insurance providers, AFPs and other companies. The majority of these resources are held in the Money Market portfolio, which the institution mainly invests in time deposits and certificates of deposit from the Central Bank.

23

Another relevant aspect this quarter was the fact that Financiera Edyficar issued 10-yr subordinate bonds for 70 million Nuevos Soles with an 8.14% rate. The demand for this issuance exceeded the offering by 150%. This reception reflects the confidence that investors have in Edyficar’s results.

It is also important to note that despite the fact that net shareholders’ equity increased 11.1% in 4Q11, the return on average equity (ROAE), including Goodwill, was 24.7%, higher than 3Q’s figure (21.2%). Additionally, ROAE without including Goodwill was 42.1%.

The YoY analysis indicates that 4Q11’s result represented a 66.8% increase YoY. This was due to: (i) higher interest income stemming from the Christmas campaign (which is the most important campaign for micro lending) and (ii) a positive translation result. All of the aforementioned helped offset an increase in operating costs and higher provisions for loan losses.

In annual terms, net income in 2011 was 18.7% higher than in 2010. This is attributable to: (i) 35.3% growth in net financial income and to a lesser extent(ii) an improvement in the translation result (+90.5%); these factors helped offset the negative effects of: (a) higher provisions (+192.6%) y (b) higher operating expenses (+37.0%).

The institution’s funding also grew by a significant +18% YoY. Particularly noteworthy in this regard was the subordinated bond issuance in 4Q11, which helped Financiera Edyficar sustain strong loan growth (+42.3% YoY).

Other events of importance included the institution’s efforts to open new branches, which increased from 101 to 123 offices between December 2010 and December 2011.

Finally, it is evident that Edyficar continues to contribute to BCP’s objectives in terms of loan levels, earnings and increasing banking penetration in the micro lending system.

24

V. Pacifico Grupo Asegurador (PGA)

Pacifico Grupo Asegurador, which is composed of Property and Casualty Insurance (PPS), life insurance (PV) and health insurance (EPS), obtained income before minority interest of US$ 11.8 million in 4Q11. This represents a 13.1% decrease with regard to the US$ 13.6 million net income reported in 3Q11. This result is primarily due to a decrease in the underwriting result and an increase in operating expenses.

The underwriting result in 4Q11 reported a decline of 17.3% QoQ, which was associated with the operating result in PV and EPS. The result in the life insurance segment is attributable to a drop in direct premiums (-9.4%) and an increase in net claims (+5.4%). On the other hand, EPS results are explained by higher commissions paid to brokers due to strong competition, as well as, an increase in claims (+11.3% QoQ) in line with higher costs coming from medical inflation.

Operating expenses in 4Q11 increased 23.5% QoQ. Increases were evident in all three business lines but were particularly significant in PV (+23.9%) and EPS (+32.5%) due to expenses for personnel and professional fees.

Financial income rose from US$ 21.1 million in 3Q11 to US$ 25.9 million in 4Q11 (+22.8% QoQ), which is primarily attributable to PV (+US$ 4.9 million).

The translation result went from representing a loss of US$ 0.5 million in 3Q11 to reporting a gain of US$ 3.9 million this quarter (due to a 2.8% appreciation in the Nuevo Sol).

The contribution to Credicorp (which excludes a small minority in PPS) was US$ 11.9 million in 4Q11, which represents a decline of 10.1% QoQ and 25.2% YoY.

Period	Net earnings (1)				Adjustment for	Total Contribution
US$ thousand	PPS	PV	EPS (2)	PGA	consolidation	to BAP
4Q10	6,737	8,667	1,045	16,450	(488)	15,962
1Q11	4,798	8,924	1,929	15,651	(326)	15,325
2Q11	3,333	21,012	1,431	25,776	(719)	25,057
3Q11	731	11,665	1,206	13,601	(315)	13,286
4Q11	5,354	8,408	(1,533)	11,825	120	11,945
QoQ	632%	-28%	-227%	-13%	n.a.	-10.1%
YoY	-21%	-3%	-247%	-28%	n.a.	-25.2%

 (1) Before including minority interest.

(2) Includes Médica, an additional company which offers medical assistance services.

Pacifico Seguros (PPS)

Net income in 4Q11 was US$ 5.4 million, which tops 3Q11’s result of US$ 0.7 million. This improvement was primarily due to a) an increase in the underwriting result and to a lesser extent b) higher gains on translation. Nevertheless, these improvements were somewhat mitigated by higher provisions for income tax.

The analysis of PPS’s underwriting result shows a strong growth of 51.4% QoQ . The increase was due to higher net earned premiums (+2.8%) which was accompanied by a drop in net claims (-7.4%) as well as commissions and underwriting expenses (-21.9% y -10.5%, respectively). In disaggregated terms, the business lines that demonstrated the most significant decline in their loss ratios were property & casualty and vehicle insurance.

On the other hand, the translation result went from posting a loss of US$ 0.01 million in 3Q11 to reporting gains of US$ 0.6 million this quarter. Finally, the higher income tax provision is explained by the effect of tax-exempt gains registered in 3Q11 that resulted in an unusual income tax of US$ - 0.2 million, while in 4Q11 it reached a normalized level of US$ 1.5 million.

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Underwriting Result by Business Unit

	4Q11				3Q11				4Q10
Underwriting Result by Business Unit US$ million	Vehicle Insurance	Private Health Insurance	P&C	TOTAL PPS	Vehicle Insurance	Private Health Insurance	P&C	TOTAL PPS	Vehicle Insurance	Private Health Insurance	P&C	TOTAL PPS
Net earned premiums	25.2	19.1	16.3	60.6	24.5	17.6	16.9	58.9	22.3	16.0	16.1	54.3
Underwriting results	8.1	1.6	8.9	22.3	4.9	2.3	5.3	12.4	9.2	2.2	6.1	18.8
Loss ratio	44.8%	79.9%	37.5%	53.9%	52.5%	76.4%	53.2%	59.8%	37.7%	77.2%	56.4%	54.8%
Underwriting results / net earned premiums	32.1%	8.5%	54.9%	36.8%	20.2%	13.0%	31.2%	20.1%	41.1%	13.7%	37.9%	34.5%

•	The vehicle insurance business reported an underwriting result of US$ 8.1 million in 4Q11 (+64% QoQ). This increase was due primarily to a decrease in the loss ratio in 4Q11 (44.8% vs. 52.5% in 3Q11) in the SOAT line (-16%) and cars (-11%) in particular.

•	In 4Q11, the Private Health line reported an underwriting result of US$ 1.6 million, (-30% QoQ). This result was associated with an increase in the loss ratio, which rose 76.4% in 3Q11 to 79.9% this quarter due to an increase in ambulatory services in group health products and higher costs (medical inflation).

•	The property and casualty business (P&C) reported an underwriting result of US$ 8.9 million in 4Q11 (+70% QoQ). This improvement is associated with a significant decline in the loss ratio, which fell more than 15.7 percentage points with regard to 3Q11 (37.5% vs. 53.2%).

These results led to a combined ratio of 98.4% at PPS this 4Q11, which can be broken down into: 53.9 points from costs or expenses for net claims (loss ratio); 15.2 points from business acquisition costs; and the remaining 29.3 points from general or administrative expenses.

Pacifico Vida (PV)

Pacifico Vida reported net income before minority interest of US$ 8.4 million in 4T11, which falls below 3Q11’s result (US$ 11.7 million) by 27.9%. This was due to a lower underwriting result and an increase in operating expenses.

The underwriting result of -US$ 2.4 million reported in 4Q11 was significantly lower than that obtained in 3Q11 (US$ 7.0 million). This was due mainly to low premium turnover in the annuity life business stemming from a drop in sales for retirement products, which was particularly evident in October. Additionally, there was an increase in net claims (+5.4%), particularly in the business lines within the Life Group and Obligatory Insurance (two events were reported in the month of December at the companies Rio Santa Constructora JME and Palmas del Espino).

Operating expenses grew 23.9% QoQ. This evolution is due to variations in personnel and third party expenses, which rose from US$ 8.3 million in 3Q11 to US$ 10.5 million in 4Q11.

Pacífico Vida

Products	Total Premiums			Change %
US$ million	4Q11	3Q11	4Q10	QoQ	YoY
Individual life	17.6	17.1	15.4	3.0%	14.5%
Individual annuity	19.6	29.6	36.0	-33.8%	-45.6%
Disability & survivor (Pension)	15.6	14.8	12.2	5.3%	27.0%
Credit Life	12.1	11.3	9.6	7.1%	25.8%
Personal accidents	4.4	4.3	3.1	2.4%	43.3%
Group life (Law)	3.1	3.1	2.5	-1.0%	27.0%
Group life	3.1	3.1	3.0	-1.1%	2.1%
Limited workers compensation	4.2	4.6	3.6	-9.5%	16.9%
TOTAL	79.7	88.0	85.4	-9.4%	-6.7%

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Net financial income increased 31.7% QoQ. This evolution was related to the portfolio’s positive performance; nevertheless this improvement was partially mitigated by a move to set aside more reserves and an impairment loss of US$ 1.4 million stemming from losses on the market value of two securities.

Finally, the translation result in 4Q11 was US$ 3.7 million higher than 3Q11’s figure.

Pacifico Salud EPS

In 4Q11, Pacifico Health reported a loss of US$ 1.5 million, which contrasts with the US$ 1.2 million in earnings posted in 3Q11. This result was basically associated with a decrease in the underwriting result and an increase in operating expenses. The aforementioned effects were partly offset by a decrease in provisions for income tax.

The underwriting result obtained in 4Q11 was US$ 4.0 million, which is considerably lower than the figure reported in 3Q11 (-40.9%). This was due primarily to strong competition that led to higher commissions to brokers that could not be transferred to higher premiums. Moreover, the increase in costs (medical inflation) was translated into higher net claims (+11.3% QoQ), affecting the underwriting result.

Operating expenses grew 32.5% QoQ mainly related to provisions and extraordinary expenses as a result of the acquisitions made in the first half of the year as part of the vertical integration strategy. The aforementioned was stressed by higher third party services and personnel expenses, which together went from representing US$ 5.0 million last quarter to US$ 6.2 million in 4Q11.

Finally a positive QoQ effect of US$ 1.5 million was posted for income tax this quarter.

Results 2011

In 2011, PGA reported favorable results in all three of its business units —Property and Casualty Insurance, Health and Life- among which the outstanding result achieved by Pacifico Life is particularly noteworthy. In this context, net income totaled US$ 66.8 million before minority interest in 2011 similar to the US$ 66.3 million obtained last year. However, Pacifico Seguros’ contribution to Credicorp was US$ 65.6 million, 38.4% higher than the US$ 47.4 million registered in 2010, a substantial increase explained by the consolidation of 100% of Pacifico Vida’s net income after the acquisition of ALICO’s stake in October 2010.

Pacifico Seguros (PPS)

In the Property and Casualty business, turnover totaled US$ 378.6 million in direct premiums and US$ 228.9 million in net earned premiums. These figures represent a 13.5% increase in YoY terms. This growth is concentrated mainly in Vehicle Insurance, Medical Assistance and Personal Lines.

The ratios for losses and acquisition costs were nonetheless affected by an increase in competition, particularly in the traditional brokers’ channel. This has exerted downward pressure on fees and generated an increase in commissions for insurance sales. In comparison to 2010, the loss ratio increased 4% while the commissions over net earned premiums ratio grew 1.1%.

Although our administrative expenses over net earned premiums ratio continues to be more efficient than that of our competitors, it experienced a decline in 2011 due to the investments made to diversify the distribution channels and bolster Pacifico Seguros’ presence in the provinces. Accordingly, operating expenses grew 22% in comparison to the level registered in 2010 and thus caused the drop in net income from US$ 28.2 million in 2010 to US$ 14.2 million this year.

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Pacifico Vida (PV)

The figures for the Life Insurance business show noteworthy growth in 2011 with a total premium volume of US$ 324.8 million, which represents a 17.4% increase when compared to 2010’s figure. All our business lines have experienced significant growth in premium turnover: Credit Life (+33.5%), Obligatory Insurance (+25.2%) and Individual Life (+15.3%).

Net income totaled US$50 million, which is 47.6% higher than last year’s figure. In addition to higher premium turnover, the factors that explain this excellent result were an increase in financial income, higher profitability in Group Life, Credit Life and Obligatory Insurance; gains on sales of securities and strict expense control.

Pacifico Salud EPS

Pacifico Salud EPS reported direct premiums for US$ 171.5 million, which represents a 17.2% increase YoY. Similar to the situation seen in the property and casualty segment, the health insurance business has been affected by an increase in competition in the brokers’ channel, which in this case accounts for 92% of total turnover. This has caused the loss and acquisition ratios to fall to 80.4% and 7.5% respectively.

Nevertheless, the lower net income (-54.7%) this year (US$ 2.9 million) in comparison with 2010 figure (US$ 6.3 million) is mainly attributed to the acquisition of medical subsidiaries, which generated an extraordinary expense of approximately US$ 2 million and higher health costs. In that sense, the main goal is to benefit from the fact that health services demand has been growing in line with higher income per capita during last years; while growth in health services from current providers has been virtually inexistent due to the limitations implicit in their corporate structures. This strategy also seeks to ensure a competitive edge in the long term because of the inflationary process in health services that has been constant over the past few years and has led to an 8% increase in average service costs. All the aforementioned led to the vertical integration strategy explained in previous quarterly reports.

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VI. Atlantic Security Bank

Atlantic Security Bank (ASB), which is wholly owned by Atlantic Security Holding Corporation (ASHC), reported net income of US$ 9.2 million. This represents 23.6% growth QoQ due to an increase in net interest income (NII).

Unlike 3Q11, this quarter reported no significant losses on valuations for derivative instruments, which are included in NII, given that volatility fell considerably in the international securities market. This was due mainly to some signs that the US economy is recovering, which helped ASB maintain a relatively stable flow of financial income.

In accumulated terms at the end of 2011, ASB’s contribution to Credicorp totaled US$ 41.1 million, which falls 16% below the figure recorded at the end of last year.

Quarterly Results

ASB	Quarter			Change %		Year ended		Change %
US$ million	4Q11	3Q11	4Q10	QoQ	YoY	Dec 11	Dec 10	Dec 11 / Dec 10
Net interest income	9.3	5.5	10.0	69.7%	-7.3%	30.9	36.8	-16.2%
Dividend income	0.3	0.3	0.3	9.8%	10.5%	1.0	0.7	42.2%
Fees and commissions from services	2.5	2.9	1.9	-11.2%	33.3%	11.6	8.3	38.9%
Net gains on foreign exchange transactions	-0.1	-0.1	0.0	-20.2%	451.1%	-0.2	-0.3	-39.1%
Total earnings	12.0	8.5	12.2	41.8%	-1.2%	43.3	45.6	-5.3%
Net Provisions	-1.1	0.0	-1.8	100.0%	-35.4%	-1.1	-3.3	-65.2%
Net gains from sale of securities	0.6	1.0	3.4	-38.7%	-83.1%	6.9	13.8	-49.8%
Other income	0.0	-0.1	0.0	27.2%	2.9%	0.0	0.2	-83.9%
Operating expenses	-2.3	-2.0	-2.1	16.2%	10.2%	-8.0	-7.5	7.1%
Net income	9.2	7.4	11.8	23.6%	-22.1%	41.1	48.9	-16.0%
Net income / share	0.13	0.11	0.17	23.6%	-22.1%	0.59	0.70	-16.0%
Contribution to Credicorp	9.2	7.4	11.8	23.6%	-22.1%	41.1	48.9	-16.0%
Total loans	606.1	564.0	468.1	7.5%	29.5%	606.1	564.0
Total investments available for sale	811.6	792.6	751.6	2.4%	8.0%	811.6	792.6
Total assets	1,523.5	1,419.7	1,337.8	7.3%	13.9%	1,523.5	1,419.7
Total deposits	1,320.6	1,234.6	1,117.7	7.0%	18.2%	1,320.6	1,234.6
Net shareholder's equity	189.2	172.4	205.0	9.8%	-7.7%	189.2	172.4
Net interest margin	2.6%	1.5%	3.0%			2.2%	2.8%
Efficiency ratio	18.2%	21.0%	13.3%			16.0%	12.6%
Return on average equity	20.3%	16.6%	23.2%			21.7%	25.5%
PDL / total loans	0.00%	0.00%	0.00%			0.00%	0.00%
Coverage ratio	0.1%	0.1%	0.2%			0.1%	0.2%
BIS ratio (1)	19.36%	17.96%	23.43%			19.36%	23.43%

(1) Until December 2010, Bis ratio = Regulatory Capital / Risk weighted assets (RWA). Since January 2011, Basel II is implemented, and Bis ratio = (Regulatory capital - deductions) / (RWA credit risk + Charge operational risk + Charge market risk).

Growth in total earnings (+41.8%) was driven by a recovery in the financial margin, which rose almost 70% QoQ. Financial income and expenses experienced little variation; nevertheless, unlike the scenario in the previous quarter, no major losses were reported for derivative instruments in 4Q11. Consequently, total earnings remained at levels similar to those seen in 4Q10 (US$ 12.0 million vs. US$ 12.2 million). In this context, income from fees and commissions from services fell 11.2% QoQ due to lower income from new affiliates to funds and AuM products in 4Q11.

Realized earnings fell 38.7% QoQ and 83.1% YoY due primarily to a decrease in net gains on sales of securities, which reflects the market conditions discussed above.

During the quarter, US$1.1 million was set aside for provisions. This amount was divided as follows: US$ 1.0 million for impairment and US$ 130 thousand for loans.

ASB reported an efficiency ratio of 18.2% in 4Q11, which represents a decline of 2.8 percentage points QoQ. Income growth explains an improvement in this indicator despite an increase in operating expenses. Nevertheless, this ratio deteriorated in accumulated terms (16.0% in 2011 vs. 12.6% in 2010) due to higher spending and a decline in net income.

This quarter’s annualized ROAE was 20.3%. This tops the 16.6% reported in 3Q11 but falls below the 23.2% seen in 4Q10. The QoQ increase was attributable to higher net income due to a recovery in the financial margin.

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Results 2011

In accumulated terms, total earnings in 2011 were US$ 43.3 million, which represented a decline of 5.3% YoY. This result is due primarily to a drop in NII (-16.2%) generated by low rates of return in 2011 and a decrease in net gains on sales of securities this year (49.8% drop in realized earnings). These two effects were partially mitigated by growth in fees and commissions from services (+38.9%) associated with a process to structure new investment products (particularly significant in the first half of the year) due to the political juncture in Peru.

Consequently, ASB’s annual contribution to Credicorp was US$ 41.1 million (16% below the figure reported in 2010). In this context, ROAE was 21.7% versus 25.5% in 2010. This represents a decline of 3.8 percentage points, which is due to the aforementioned drop in net income this period.

Assets and Liabilities

Interest earning assets totaled US$ 1,457 million as indicated in the table below. The 7.8% increase QoQ is due primarily to higher availability in due from banks and growth in the loan and investment portfolios following an increase in fund captures. ASB is known for maintaining a high-quality investment portfolio and a healthy loan portfolio. Accordingly, growth is concentrated in these areas and in loans in particular.

Interest earning assets*	Quarter			Change %
US$ million	4Q11	3Q11	4Q10	QoQ	YoY
Cash and deposits	80	37	98	115.4%	-18.5%
Loans	606	564	468	7.5%	29.5%
Investments	771	751	722	2.7%	7.0%
Total interest-earning assets	1,457	1,352	1,288	7.8%	13.2%

(*) Excludes investments in equities and mutual funds.

A significant portion of the instruments are investment grade (72.9%), which reflects the bank’s prudent policy to concentrate portfolio investment in instruments with a good risk profile.

ASB exercises strict control over and follow-up on diversification strategies and the limits set for investment types. This helps maintain a healthy balance in its proprietary portfolio, ensure the quality of its investments and guarantee return levels that contribute to the financial margin- which has a subsequently positive impact on shareholders’ returns.

Client deposits increased 7.0% QoQ and 18.2% YoY, which is closely related to an increase in active positions. In this context, other liabilities demonstrated little variation.

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Liabilities	Quarter			Change %
US$ million	4Q11	3Q11	4Q10	QoQ	YoY
Deposits	1,321	1,235	1,118	7.0%	18.2%
Other liabilities	14	13	15	7.6%	-9.6%
Total Liabilities	1,334	1,247	1,133	7.0%	17.8%

Net shareholder’s equity increased 9.8% QoQ due to the income reported this period. The YoY decrease (-7.7% YoY), on the other hand, was attributable to a decline in the absolute value of the investment portfolio stemming from an increase in loan spreads for investment grade bonds and the high profitability levels seen in mid-2011.

In 2011, ASB instituted changes in BIS calculation methods following a decision to apply the Basel II model adopted by its regulating entity, the Cayman Islands Monetary Authority (CIMA). Under the new calculation method, the ratio is around 19.4% (18% in 3Q11). This increase was driven by earnings levels and the quality of the investment portfolio. Basel II introduces concepts of credit risk, operational risk and market risk and deducts eligible capital from securitized operations. All of this is meant to strengthen banks and ensure that financial entities maintain more robust levels of shareholders’ equity based on high quality assets. It is important to emphasize that under the new method, ASB’s minimum legal ratio remains at 12%.

Assets under Administration

AuM includes client deposits and investments in funds and financial instruments in custody. These funds increased 7.1% QoQ due to a revaluation of some investment positions and an increase in client deposits whereas in YoY terms, the 5.1% in increase was attributable primarily to growth in deposits.

AuMs also increased 7.1% QoQ due to the fact that client investment valuations bounced back significantly this quarter after the decline seen in 3Q11 due to an increase in loan spreads. Nevertheless, the inter-annual comparison only reflects on a 0.5% increase given that the portfolio’s market value declines as the result of an increase in risk perception, the fact that the US credit rating was lowered and the European crisis.

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VII. Prima AFP

Prima’s net income in 4Q11 totaled US$ 8.9 million, which tops the US$ 7.6 million reported last quarter. The operating result reflected slight growth QoQ due to an increase in commissions, which offset higher costs for marketing; provisions for projects for operational improvements; as well as expenses associated with an increase in insurance premiums for disability, survivor’s benefits and burial costs. Several large deferred income tax reversals also favored 4Q11’s net result.

In terms of accumulated annual results, PRIMA performed favorably during 2011 with annual net income of US$ 32.4 million, which represents +27.0% increase YoY. This was primarily attributable to growth in commissions stemming from a solid client basis, which has expanded as new affiliates are incorporated in a framework of continued economic growth. Positive growth is also the result of close control and follow-up on spending and efforts to improve operating efficiency.

Quarterly main indicators and market share	PRIMA 4Q11	System 4Q11	Part. % 4Q11	PRIMA 3Q11	System 3Q11	Part. % 3Q11
Affiliates	1,203,363	4,928,298	24.4%	1,183,087	4,852,951	24.4%
New affiliations (1)	21,968	79,786	27.5%	23,256	82,169	28.3%
Funds under management US$ million	9,486	30,360	31.2%	8,797	28,113	31.3%
Collections US$ million (1)	180	552	32.6%	170	525	32.4%
Voluntary contributions US$ million	86	204	42.2%	85	201	42.3%
RAM US$ million (2)	535	1,660	32.2%	505	1,562	32.3%

Source: Superintendencia de Banca, Seguros y AFP.

(1) Accumulated to the Quarter.

(2) PRIMA AFP estimates: average of aggregated income during the last 4 months excluding special collections and voluntary contribution fees.

Commercial Results

In terms of new affiliations, it is important to emphasize that a considerable number of affiliates (79,786) were incorporated in the SPP (Private Pension System), which represents a decline of 2.9% QoQ. During this period, PRIMA captured 21,968 new affiliates, which although 5.5% lower than last quarter’s figure, represents a sizable result nonetheless. It is important to note that in annual consolidated terms, the SPP grew 42.5% YoY; in PRIMA’s case, growth was 55.1%.

In terms of RAM levels (monthly insurable remuneration), the upward trend observed in previous months remained in play. In this context, RAM increased 5.9% QoQ to total US$ 534.6 million at the end of 4Q11. With this figure, PRIMA consolidated its position as market leader with a 32.2% market share in terms of RAM, which is the income base used by AFPs to calculate contributions.

At the end of December 3011, PRIMA’s funds under management totaled US$ 9,486 million, which represents 31.2% of the total funds managed by SPP and situates the company as the clear market leader.

PRIMA’s collections totaled US$ 179.8 million in 4Q11, which represents 32.6% of the total system and is slightly above 3Q11’s figure (32.4%).

The aforementioned results indicate that PRIMA continues to grow in line with the market, where it maintains leadership in terms of RAM, collections volumes and funds under management.

Investments

The fourth quarter continued to be marked by volatility in the global markets due to an uncertain economic outlook and the fiscal measures taken in European countries. There are signs that the American economy is recovering slowly but consistently as the Chinese economy experiences gradual deceleration.

On the local scene, although the market was affected by international volatility, the Peruvian economy’s indicators remain solid. PRIMA continues to invest in stable companies in an environment colored by larger global risks.

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The 12-month profitability managed by PRIMA (December 2011/2010) reported 3.3%, -7.1% and -19.8% for funds 1, 2 and 3, respectively. The value of PRIMA’s funds under management totaled US$ 9,486 million at the end of December 2011, which represents a 7.8% increase QoQ.

If we extend the period of analysis to 5 years (December 2011/December 2006), PRIMA’s fund 2- which represents 66.3% of the total portfolio under management- achieved a nominal annualized yield of 8.1% while the SPP’s average was 7.5%. It is important to note that during this profitability period, PRIMA ranked first in fund 2 results.

An overview of the figures covering the period extending from the creation of SPP to date (December 2011/December 1993) indicates that the annualized profitability of the AFP’s funds under management was 13.1% in nominal terms and 8.1% in real terms.

The following table shows the structure of PRIMA’s portfolio under management at the end of the fourth quarter of 2011:

Funds under management as of December 2011	Dec 11	Share %	Sep 11	Share %
Fund 1	901	9.5%	788	9.0%
Fund 2	6,289	66.3%	5,834	66.3%
Fund 3	2,295	24.2%	2,175	24.7%
Total US$ millon	9,486	100%	8,797	100%

Source: Superintendencia de Banca, Seguros y AFP.

Financial results

Income

In the last quarter of the year, PRIMA’s income from commissions totaled US$ 27.8 million, which represents 4.8% growth QoQ and 27.0% YoY. This favorable growth is attributable to the fact that we have been able to strengthen our income base due to growth in the Peruvian economy and a concerted effort to capture new affiliates. In accumulated terms, income from commissions was US$ 104.4 million, which represents an increase of 22.6% with regard to 2010.

The solidity of our income base is reflected in our RAM indicator (which indicates aggregate salaries of our affiliates), which totaled US$534.6 million in 2011. This figure tops 3Q11’s result by 5.9% as mentioned above.

Estimate of base to calculate earnings	PRIMA	System
US$ million	Dec 2011	Dec 2011	Share %
Administrative fees (1)	1.75%	1.92%	n.a.
RAM base (2)	535	1,660	32.2%

PRIMA AFP estimates. In accordance to local public infomation, (SMV)

(1) System administrative fee: simple average

(2) RAM: average of aggregated income during the last 4 months excluding special collections and voluntary contributions fees.

Expenses

In 4Q11, administrative and sales expenses totaled US$ 13.0 million, which represented growth of 11.8% QoQ. Higher costs were attributable to higher expenses for advertising and marketing (which are more significant in the last quarter of the year), improvements in operating processes and an increase in the insurance premiums for disability, survival and burial expenses in the affiliated portfolio.

Expenses for depreciation and amortization totaled US$ 2.1 million this quarter and include amortization charges on intangible assets (obtained in the framework of the merger with Unión Vida AFP) as well as depreciation and amortization on real estate, equipment and systems.

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Due to the aforementioned, operating income in 4Q11 totaled de US$ 12.7 million, which represented an increase of 1.1% QoQ. After deducting other income and expenses as well as income tax provisions (which included reversals for previous periods), net income was US$ 8.9 million. This represented a 16.2% increase QoQ.

Return on average equity (ROAE) improved significantly. In 4Q11, this indicator reached 23.2%, which tops last quarter’s result (20.4%) and also exceeds 4Q10’s reported profitability (21.8%). In annual terms, ROAE was situated at 21.9% in 2011, which represents an improvement over 2010’s figure (18.0%).

At the end of December 2011, PRIMA reported an assets level of US$ 270.2 million, shareholders’ equity of US$ 177.9 million and liabilities for a total of US$ 92.3 million.

The table below provides a summary of the financial results:

Main financial indicators	Quarter			Change %		Year ended		Change %
(US$ thousand) (1)	4Q11	3Q11	4Q10	QoQ	YoY	Dec 11	Dec 10	Dec 11 / Dec 10
Income from commissions	27,829	26,549	21,909	4.8%	27.0%	104,380	85,158	22.6%
Administrative and sale expenses	(13,044)	(11,666)	(11,181)	11.8%	16.7%	(46,159)	(38,507)	19.9%
Depreciation and amortization	(2,079)	(2,317)	(2,314)	-10.3%	-10.2%	(9,147)	(9,689)	-5.6%
Net operating income	12,706	12,565	8,414	1.1%	51.0%	49,074	36,962	32.8%
Other income and expenses, net	(473)	(355)	(505)	33.1%	-6.3%	(1,377)	(2,168)	-36.5%
Employee's profit sharing (2)	-	-	2,719	-	-	-	1,228	-
Income taxes	(3,406)	(4,544)	(2,629)	-25.1%	29.6%	(15,125)	(10,140)	49.2%
Net income before translation results	8,828	7,666	8,000	15.2%	10.4%	32,572	25,881	25.9%
Translations results and deferred liabilities	25	(48)	8	-152.1%	208.9%	(177)	(375)	-52.9%
Net income	8,853	7,618	8,008	16.2%	10.6%	32,396	25,506	27.0%
ROAE	23.2%	20.4%	21.8%	2.8%	6.2%	21.9%	18.0%	3.9%
Total assets	270,242	264,139	276,139	2.3%	-2.1%
Total liabilities	92,311	87,576	92,437	5.4%	-0.1%
Net shareholders' equity	177,931	176,563	183,703	0.8%	-3.1%

(1) IFRS.

(2) Due to changes in accounting standards, as of 2011 employee profit sharing is included in administrative and sales expenses.

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VIII. Economic Outlook

Economic Activity

During 3Q11 the economy continued to slow down, reporting 6.6% growth YoY versus 6.8% in the previous quarter. Growth in 3Q11 was due to a modest increase in private spending (particularly in investment) that was offset by a contraction (for the second consecutive quarter) in public spending. The latter was attributable to the fact that spending execution at the national and local government levels remains low. Based on this data and considering that a reactivation in business expectations is only gradual, growth in 4Q11 was more likely around 5.0% and was led by no-primary sectors such as Commerce, Electricity and Services, whose growth topped 7.0%. It is also important to emphasize higher growth in the construction sector, which goes hand-in-hand with public investment, despite the fact that the total increase in GDP was moderate due to low dynamism in the primary sectors. In this context, 2011’s growth is estimated around 6.8%.

In November, growth in GDP reached 5.0% YoY (the lowest result since Jan 2010). This was due to a contraction in the primary and non-primary manufacturing sectors, whose evolution in previous months had already shown signs of a deceleration (due to lower external and internal demand). These effects were offset by the results for the construction sector (which has been recovering from the contraction reported in June and July 2011) and commerce as well as continued growth in the non-primary sectors such as electricity and services.

Based on the aforementioned, and in line with a decrease in internal demand, growth is expected to be lower in coming quarters. Despite a projected improvement in business expectations and the fact that fiscal stimulus packages and incentives to execute public investment are expected have a positive impact on investment, protests and social discontent in the mining sector may offset these effects. Given the deterioration evident in the external outlook (visible in growth data for November), we estimate that growth in 2012 (5.5%) will follow a downward trend as the external situation deteriorates.

Gross Domestic Product and Internal Demand

(Annualized percentage variation)

External Sector

In November, the trade balance totaled US$ 6 million, which is significantly lower than the US$ 607 million reported for the same month in 2010. This reduction in the trade surplus is attributable to a contraction in exports while imports registered a continued growth (although at moderate rates). In this scenario, exports contracted 2.3% in November 2011 in comparison to November 2010 due to an -8.3% decline in traditional exports (primarily for mining and hydrocarbons). Imports grew 19.4% during the same period, driven by consumer goods (+20.9%), inputs (+19.9%) and capital goods (+18.2%). As such, the accumulated trade balance at the end of November was US$ 7,579 million, which is slightly higher than the US$ 5,722 million reported for the same period last year.

35

During the month of November 2011, exports grew only in terms of price (5.8%) as volumes contracted (-7.7%). The latter is attributable to a decline in traditional exports and non-traditional exports such as zinc, crude oil and derivatives (-4.9%) as well as sidermetallurgic products (-3.1%). Growth in imports was evident both in prices and volume (+9.5% and +9.0%, respectively). Particularly noteworthy in this scenario was the fact that imports of inputs reported lower growth (+3.5%), which is in line with internal demand slow down.

As of 10-Jan, net international reserves totaled US$ 49,570 million, which represents a US$ 754 million increase with regard to the figure reported at the end of 2010. The increase in NIR recorded up to this point was due primarily to an increase in financial system and public sector deposits ( US$ 319 million and US$ 118 million respectively), net purchases of foreign currency at BCRP’s trading desk totaling US$ 245 million and an increase of US$ 75 million in investment valuations.

Exports and Imports

(3 month moving average annual % var.)

Prices and Exchange Rate

Annual inflation in 2011 was 4.7%, which is above BCR’s target (2% +/- 1pp). The price increase seen last year was attributable primarily to inflation in the Food and Beverage segment, which reported an annual variation of 8.0% due to the international and local supply shocks observed throughout the year. Although annual inflation continues to rise, it is expected to converge within BCR’s target in 1Q12 if the aforementioned supply shocks dissipate, particularly in terms of those reported during the first few months of the year when inflation was atypically high.

Despite the upward trend in inflation, BCR has maintained the reference rate at 4.25% since the last increase in May-11. This decision stems from the fact that inflation is due mainly to temporary factors on the supply rather than demand side. In the future, the BCR is expected to adopt an expansive monetary policy as more information becomes available on the external context and the evolution of some components of spending. Meanwhile, the Central Bank of Brazil has reduced its reference rate as a preventive measure given that the world economy will more than likely deteriorate. The Central Bank of Chile has recently followed suit in this respect.

In the last quarter of 2011 the exchange rate demonstrated a downward trend, which was in line with the country’s economic fundamentals. The exchange rate closed the year at S/. 2.6964, which represents a 3.91% appreciation YoY. Although the local currency appreciated in 4Q11, it experienced an accentuated period of depreciation in Sept-11 along with other currencies in the region. This was attributable to deterioration in the international outlook due to grimmer forecasts for the sovereign debt crisis in Europe. This suggests that given the international outlook, it is impossible to rule out the advent of brief episodes of depreciation due to the international crisis.

36

Consumer Price Index	Exchange Rate
(Annual percentage variation)	(Nuevos Soles for US$)

Fiscal Sector

Between January and November, the economic result of the Non-Financial Public Sector (SPNF) totaled S/. 16,031 million, which is nearly five times the accumulated result for the same period in 2010 (S/. 3,506 million). This is attributable to the fact that while current income grew 14.0% in the first eleven months of the year, the increase in spending was significantly lower. In this scenario, current spending grew 5.0% while capital spending contracted 17.3% (-15.5% if we consider only the gross formation of capital). Moreover, despite the recovery in non-financial spending by local and regional governments, spending at the national government level remains low (in November this figure even contracted 15.1%).

In terms of income, the highest growth recorded thus far for 2011 (+27.5%) corresponds to income tax collections both from companies (+27.7%)- given that growth after the elections was higher than expected after the presidential elections- and from natural persons (+24.3%), which reflects a positive evolution in employment. Additionally, an improvement in the average prices for export minerals drove an increase in income from tax regularization (+32.6% between January and November).

In terms of IGV (sales tax), accumulated growth was 10.6%. This pace fell below that of average income due to the fact that the applicable rate was reduced from 17% to 16% (plus 2% of the Municipal Promotion Tax) as of Mar 01 (Law 29666). Nevertheless, the annual growth rate of this tax behaved atypically in May and June 2011 (when it grew 25% and 15% respectively in comparison to the 8% reported since March) due to strong growth in imports in a context marked by high political uncertainty. On the contrary, accumulated collections for other taxes such as the ISC for fuel (-12.5%), customs (-24.6%) or ITF (-55.8%) demonstrate contractions that are attributable to reductions seen in applied rates throughout the year.

The accumulated fiscal surplus up to November exceeded 3.2% of the GDP, which was due primarily to stagnation in non-financial spending. Considering the seasonality of spending, it is estimated that the year’s surplus hovers around 2.0% of GDP. Nevertheless, differentiated behaviors have been observed among general government components given that while the national government’s spending grew around 4.0%, regional and local governments’ figures contracted 3.2% and 16.9% respectively. Over the next few months we are likely to see a strong recovery in public spending particularly given that the Ministry of Economy has announced an Economic Stimulus Plan to mitigate the effects of the international crisis by introducing a package for more than 2% of GDP. The crisis of 2008-09 demonstrated that inertia in public spending is difficult to revert. As such, it is recommendable to stimulate spending to head off an adverse scenario. Nevertheless, the goal in the mid-term should be to seek fiscal consolidation.

37

Tax Income of the Central Government

(Annualized in Nuevos Soles billions)

Financial System

At the end of November, loans from authorized financial entities to capture deposits increased 21.6% (moving average for the quarter), which represents a slight deceleration with regard to the previous month’s figure of 21.9%. A disaggregated analysis by credit type indicates that growth in mortgage loans was particularly noteworthy (+27.4%, moving average for the quarter in nov-11), despite the deceleration recorded in the last few months of the year, and was followed by business loans (+23.8%). In terms of currencies, loans in Nuevos Soles continued to be more dynamic in the consumer loans segment (+21.7% vs. 16.6% in US dollars) and mortgage segment (+33.8% vs. 21.7% in US dollars) whereas dynamism in US dollars was seen primarily in business loans (+29.6% vs. 17.1% in Nuevos Soles).

Market rates remained relative stable in 4Q11, which was in line with a pause in BCR’s monetary policy. In this context, the TIPMN was 2.47% in Dec-11 after being situated at 2.55% in Sept-11. During the same period, the TAMN increased from18.72% to 18.86%. The local rates in US dollars demonstrated slight variation during the period in question. As such, the TIPMEX fell from 0.71% in Sept-11 to 0.66% in the last month of the year while the TAMEX went from 7.98% to 7.76% during the same period.

38

Main Economic Indicators

	2009	2010					2011
	Year	1Q	2Q	3Q	4Q	Year	1Q	2Q	3Q
GDP (US$ MM)	127,153	35,272	39,078	38,545	41,024	153,919	41,006	44,616	44,625
Real GDP (var. %)	0.9	6.2	10.0	9.6	9.2	8.8	8.9	6.8	6.6
GDP per-capita (US$)	4,365	4,739	5,204	5,087	5,366	5,099	5,316	5,732	5,682
Domestic demand (var. %)	-2.9	8.5	14.2	15.2	13.2	12.8	10.6	8.1	6.3
Consumption (var. %)	2.4	5.4	5.8	6.2	6.5	6.0	6.4	6.4	6.3
Private Investment (var. %)	-8.6	12.7	29.5	27.5	23.2	23.2	12.3	4.7	1.4
CPI (annual change, %)	0.3	0.8	1.6	2.4	2.1	2.1	2.4	3.1	3.5
Exchange rate, eop (S/. per US$)	2.89	2.84	2.84	2.79	2.82	2.82	2.78	2.76	2.74
Devaluation (annual change, %)	-8.0	-10.2	-5.6	-3.2	-2.4	-2.4	-2.1	-2.7	-1.6
Exchange rate, average (S/. per US$)	3.01	2.85	2.84	2.81	2.80	2.83	2.78	2.78	2.74
Non-Financial Public Sector (% of GDP)	-1.9	3.0	2.1	-1.1	-5.6	-0.5	5.9	5.5	1.2
Central government current revenues (% of GDP)	15.9	18.1	18.0	16.6	16.2	17.2	18.9	19.5	17.1
Tax Income (% of GDP)	13.8	15.4	15.6	14.3	14.1	14.8	16.2	16.5	14.6
Non Tax Income (% of GDP)	2.1	2.7	2.4	2.3	2.1	2.4	2.6	3.0	2.5
Current expenditures (% of GDP)	12.7	11.3	10.3	13.3	12.6	11.9	11.0	12.5	11.2
Capital expenditures (% of GDP)	6.1	3.9	5.9	6.4	9.2	6.4	2.7	4.6	4.7
Trade Balance (US$ MM)	5,873	1,589	1,554	1,484	2,123	6,750	1,913	2,149	2,889
Exports (US$ million)	26,885	7,924	8,164	9,299	10,178	35,565	10,108	11,719	12,618
Imports (US$ million)	21,011	6,336	6,610	7,815	8,054	28,815	8,195	9,570	9,729
Current Account Balance (US$ MM)	247	-553	-342	-889	-531	-2,315	-819	-1,117	121
Current Account Balance (% of GDP)	0.2	-1.6	-0.9	-2.3	-1.3	-1.5	-2.0	-2.5	0.3

Source: BCR, INEI, estimated by BCP.

39

Company Description:

Credicorp Ltd. (NYSE: BAP) is the leading financial services holding company in Peru. It primarily operates via its four principal Subsidiaries: Banco de Credito del Peru (BCP), Atlantic Security Holding Corporation (ASHC), El Pacífico-Peruano Suiza Compañía de Seguros y Reaseguros (PPS) and Grupo Credito. Credicorp is engaged principally in commercial banking (including trade finance, corporate finance and leasing services), insurance (including commercial property, transportation and marine hull, automobile, life, health and pension fund underwriting insurance) and investment banking (including brokerage services, asset management, trust, custody and securitization services, trading and investment). BCP is the Company's primary subsidiary.

Safe Harbor for Forward-Looking Statements

This material includes “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical information provided herein are forward-looking and may contain information about financial results, economic conditions, trends and known uncertainties.

The Company cautions readers that actual results could differ materially from those expected by the Company, depending on the outcome of certain factors, including, without limitation: (1) adverse changes in the Peruvian economy with respect to the rates of inflation, economic growth, currency devaluation, and other factors, (2) adverse changes in the Peruvian political situation, including, without limitation, the reversal of market-oriented reforms and economic recovery measures, or the failure of such measures and reforms to achieve their goals, and (3) adverse changes in the markets in which the Company operates, including increased competition, decreased demand for financial services, and other factors. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

The Company undertakes no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in the Company’s business strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

40

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In US$ thousands, IFRS)

	As of			Change %
	Dec 11	Sep 11	Dec 10	QoQ	YoY

ASSETS
Cash and due from banks
Non-interest bearing	1,137,385	1,027,480	1,624,377	10.7%	-30.0%
Interest bearing	4,498,359	4,036,187	6,958,478	11.5%	-35.4%
Total cash and due from banks	5,635,745	5,063,666	8,582,855	11.3%	-34.3%

Marketable securities, net	75,611	118,289	115,568	-36.1%	-34.6%

Loans	17,442,766	16,401,270	14,375,358	6.4%	21.3%
Current	17,183,620	16,148,626	14,165,450	6.4%	21.3%
Past due	259,146	252,644	209,908	2.6%	23.5%
Less - net provisions for possible loan losses	(519,708)	(483,163)	(415,703)	7.6%	25.0%
Loans, net	16,923,058	15,918,107	13,959,655	6.3%	21.2%

Investments securities available for sale	5,981,935	6,342,142	3,768,248	-5.7%	58.7%
Reinsurance assets	151,080	132,289	160,249	14.2%	-5.7%
Premiums and other policyholder receivables	170,743	138,207	129,136	23.5%	32.2%
Property, plant and equipment, net	443,097	402,401	372,913	10.1%	18.8%
Due from customers on acceptances	61,695	84,225	70,331	-26.7%	-12.3%
Other assets	1,473,242	1,456,890	1,254,225	1.1%	17.5%

Total assets	30,916,206	29,656,217	28,413,180	4.2%	8.8%

LIABILITIES AND NET SHAREHOLDERS¨ EQUITY
Deposits and Obligations
Non-interest bearing	5,389,868	5,104,702	4,360,570	5.6%	23.6%
Interest bearing	13,597,866	12,962,189	13,707,548	4.9%	-0.8%
Total deposits and Obligations	18,987,734	18,066,891	18,068,118	5.1%	5.1%

Due to banks and correspondents	2,067,283	2,246,074	2,244,446	-8.0%	-7.9%
Acceptances outstanding	61,695	84,225	70,331	-26.7%	-12.3%
Reserves for property and casualty claims	1,157,491	1,116,277	1,008,724	3.7%	14.7%
Reserve for unearned premiums	220,807	177,926	187,599	24.1%	17.7%
Reinsurance payable	75,366	59,056	60,775	27.6%	24.0%
Bonds and subordinated debt	3,962,306	3,797,410	3,001,698	4.3%	32.0%
Other liabilities	940,940	955,043	841,238	-1.5%	11.9%
Minority interest	66,841	60,534	56,502	10.4%	18.3%
Total liabilities	27,540,463	26,563,438	25,539,431	3.7%	7.8%

Capital stock	471,912	471,912	471,912	0.0%	0.0%
Treasury stock	(74,877)	(74,877)	(74,712)	0.0%	0.2%
Capital surplus	111,145	111,145	119,637	0.0%	-7.1%
Reserves	1,792,921	1,792,921	1,398,323	0.0%	28.2%
Unrealized gains	340,168	245,918	366,721	38.3%	-7.2%
Retained earnings	734,474	545,760	591,868	34.6%	24.1%
Net shareholders' equity	3,375,742	3,092,778	2,873,749	9.1%	17.5%

Total liabilities and net shareholders' equity	30,916,205	29,656,217	28,413,180	4.2%	8.8%

Contingent credits	11,372,939	11,008,405	9,257,732	3.3%	22.8%

41

CREDICORP LTD. AND SUBSIDIARIES

QUARTERLY INCOME STATEMENT

(In US$ thousands, IFRS)

	Quarter			Change %		Year ended		Change %
	4Q11	3Q11	4Q10	QoQ	YoY	Dec 11	Dec 10	YoY

Interest income and expense
Interest and dividend income	499,769	466,134	396,782	7.2%	26.0%	1,837,897	1,448,192	26.9%
Interest expense	(144,478)	(135,660)	(114,652)	6.5%	26.0%	(531,600)	(390,605)	36.1%
Net interest income	355,290	330,473	282,131	7.5%	25.9%	1,306,297	1,057,587	23.5%

Net provisions for loan losses	(70,447)	(42,676)	(48,304)	65.1%	45.8%	(214,898)	(174,682)	23.0%

Non financial income
Fee income	161,653	151,920	136,146	6.4%	18.7%	607,843	524,895	15.8%
Net gain on foreign exchange transactions	36,730	35,242	28,907	4.2%	27.1%	138,492	104,169	32.9%
Net gain on sales of securities	16,526	13,137	10,725	25.8%	54.1%	54,744	83,444	-34.4%
Other	14,037	6,146	16,088	128.4%	-12.7%	40,239	37,707	6.7%
Total non financial income, net	228,947	206,445	191,866	10.9%	19.3%	841,319	750,215	12.1%

Insurance premiums and claims
Net premiums earned	149,219	151,728	126,986	-1.7%	17.5%	574,423	480,293	19.6%
Net claims incurred	(16,421)	(21,226)	(16,650)	-22.6%	-1.4%	(70,712)	(54,914)	28.8%
Increase in cost for life and health policies	(88,383)	(81,276)	(67,838)	8.7%	30.3%	(307,047)	(260,658)	17.8%
Total other operating income, net	44,414	49,227	42,498	-9.8%	4.5%	196,664	164,721	19.4%

Operating expenses
Salaries and employee benefits	(165,319)	(147,563)	(132,778)	12.0%	24.5%	(588,691)	(494,477)	19.1%
Administrative, general and tax expenses	(122,704)	(99,527)	(101,194)	23.3%	21.3%	(406,194)	(341,123)	19.1%
Depreciation and amortization	(27,924)	(24,454)	(22,814)	14.2%	22.4%	(98,957)	(85,679)	15.5%
Merger expenses	-	-	-	0.0%	0.0%	-	-	0.0%
Other	(33,212)	(31,423)	(36,354)	5.7%	-8.6%	(139,123)	(110,294)	26.1%
Total operating expenses	(349,159)	(302,967)	(293,141)	15.2%	19.1%	(1,232,966)	(1,031,573)	19.5%

Operating income (1)	209,046	240,503	175,050	-13.1%	19.4%	896,417	766,268	17.0%
Translation result	31,433	(7,213)	(7,074)	-535.8%	-544.4%	37,881	24,128	57.0%
Income taxes	(48,021)	(58,646)	(35,759)	-18.1%	34.3%	(210,508)	(187,081)	12.5%

Net income	192,458	174,645	132,217	10.2%	45.6%	723,790	603,315	20.0%
Minority interest	3,277	3,744	2,935	-12.5%	11.7%	14,518	32,013	-54.6%
Net income attributed to Credicorp	189,180	170,900	129,282	10.7%	46.3%	709,272	571,302	24.2%

(1) Income before translation results and income taxes.

42

CREDICORP LTD. AND SUBSIDIARIES

SELECTED FINANCIAL INDICATORS

	Quarter			Year ended
	4Q11	3Q11	4Q10	Dec 11	Dec 10

Profitability
Net income per common share (US$ per share)(1)	2.37	2.14	1.62	8.89	7.16
Net interest margin on interest earning assets (2)	5.2%	5.0%	4.6%	5.0%	5.0%
Return on average total assets (2)(3)	2.5%	2.3%	1.9%	2.4%	2.3%
Return on average shareholders' equity (2)(3)	23.4%	22.6%	18.6%	23.5%	22.7%
No. of outstanding shares (millions)(4)	79.76	79.76	79.76	79.76	79.76

Quality of loan portfolio
PDL ratio	1.49%	1.54%	1.46%	1.49%	1.46%
NPL ratio	2.03%	2.08%	1.99%	2.03%	1.99%
Coverage of PDLs	200.5%	191.2%	198.0%	200.5%	198.0%
Coverage of NPLs	146.6%	141.8%	145.0%	146.6%	145.0%
Reserves for loan losses/Total loans	3.0%	2.9%	2.9%	3.0%	2.9%

Operating efficiency
Oper. expenses as a percent. of total income (5)	44.9%	40.6%	44.7%	41.6%	42.5%
Oper. expenses as a percent. of av. tot. assets (2)(3)(5)	4.2%	3.7%	3.7%	3.7%	3.7%

Average balances (millions of US$) (3)
Interest earning assets	27,144.72	26,425.00	24,407.17	25,955.85	21,256.38
Total assets	30,286.21	29,657.25	27,506.63	29,595.89	24,870.47
Net shareholder's equity	3,234.26	3,029.36	2,781.53	3,021.76	2,519.51

(1) Based on Net Income attributed to BAP. Number of shares outstanding of 79.8 million in all periods.

(2) Ratios are annualized.

(3) Averages are determined as the average of period-beginning and period-ending balances.

(4) Net of treasury shares. The total number of shares was of 94.38 million.

(5) Total income includes net interest income, fee income, net gain on foreign exchange transactions and net premiums earned. Operating expense do not include other expenses.

43

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

(In US$ thousands, IFRS)

		As of		Change %
	Dec 11	Sep 11	Dec 10	QoQ	YoY
ASSETS

Cash and due from banks	5,526,116	4,949,039	8,491,686	11.7%	-34.9%
Cash and BCRP	4,867,387	4,037,584	7,251,328	20.6%	-32.9%
Deposits in other Banks	650,896	902,427	1,174,351	-27.9%	-44.6%
Interbanks	5,786	7,000	59,000	-17.3%	-90.2%
Accrued interest on cash and due from banks	2,047	2,028	7,007	0.9%	-70.8%

Marketable securities, net	75,611	118,289	114,430	-36.1%	-33.9%

Loans	16,934,911	15,998,891	14,334,841	5.9%	18.1%
Current	16,676,479	15,748,718	14,125,859	5.9%	18.1%
Past Due	258,432	250,173	208,982	3.3%	23.7%
Less - net provisions for possible loan losses	(518,882)	(482,457)	(414,806)	7.5%	25.1%
Loans, net	16,416,029	15,516,434	13,920,035	5.8%	17.9%

Investment securities available for sale	3,476,430	3,979,007	1,503,201	-12.6%	131.3%
Property, plant and equipment, net	359,092	336,440	308,361	6.7%	16.5%
Due from customers acceptances	61,695	84,225	70,331	-26.7%	-12.3%
Other assets	1,061,517	1,127,382	968,903	-5.8%	9.6%

Total assets	26,976,490	26,110,816	25,376,947	3.3%	6.3%

LIABILITIES AND NET SHAREHOLDERS' EQUITY

Deposits and obligations	17,835,959	16,967,412	17,069,818	5.1%	4.5%
Demand deposits	6,533,494	6,331,507	5,597,674	3.2%	16.7%
Saving deposits	5,096,442	4,705,850	4,244,940	8.3%	20.1%
Time deposits	4,396,676	4,441,832	5,872,455	-1.0%	-25.1%
Severance indemnity deposits (CTS)	1,757,124	1,440,930	1,313,122	21.9%	33.8%
Interest payable	52,223	47,293	41,627	10.4%	25.5%

Due to banks and correspondents	2,966,524	3,251,910	3,646,026	-8.8%	-18.6%
Bonds and subordinated debt	3,114,960	2,952,120	1,957,343	5.5%	59.1%
Acceptances outstanding	61,695	84,225	70,331	-26.7%	-12.3%
Other liabilities	651,229	701,662	636,874	-7.2%	2.3%

Total liabilities	24,630,367	23,957,329	23,380,392	2.8%	5.3%

Net shareholders' equity	2,341,409	2,149,132	1,992,545	8.9%	17.5%
Capital stock	783,213	783,213	783,213	0.0%	0.0%
Reserves	628,987	628,987	388,309	0.0%	62.0%
Unrealized Gains and Losses	114,760	87,464	157,564	31.2%	-27.2%
Retained Earnings	236,738	236,540	187,143	0.1%	26.5%
Income for the year	577,711	412,928	476,316	39.9%	21.3%

Minority interest	4,714	4,355	4,010	8.2%	17.6%

Total liabilities and net shareholders' equity	26,976,490	26,110,816	25,376,947	3.3%	6.3%

Off-balance sheet	11,277,002	10,903,399	9,095,512	3.4%	24.0%

44

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES

QUARTERLY INCOME STATEMENT

(In US$ thousands, IFRS)

	Quarter			Change %		Year ended		Change %
	4Q11	3Q11	4Q10	QoQ	YoY	Dec 11	Dec 10	Dec 11 / Dec 10

Interest income and expense
Interest and dividend income	462,115	433,949	368,460	6.5%	25.4%	1,702,110	1,331,867	27.8%
Interest expense	(138,722)	(131,486)	(113,927)	5.5%	21.8%	(518,422)	(387,233)	33.9%
Net interest and dividend income	323,393	302,463	254,533	6.9%	27.1%	1,183,688	944,634	25.3%
Net provision for loan losses	(70,490)	(42,960)	(48,531)	64.1%	45.2%	(215,513)	(175,773)	22.6%

Non financial income
Banking services commissions	140,896	132,509	120,136	6.3%	17.3%	527,637	461,775	14.3%
Net gain on foreign exchange transactions	37,021	35,281	28,909	4.9%	28.1%	138,912	104,361	33.1%
Net gain on sales of securities	13,066	12,001	2,264	8.9%	477.1%	22,984	51,139	-55.1%
Other	6,627	1,588	8,603	317.3%	-23.0%	19,001	17,367	9.4%
Total non financial income,net	197,610	181,379	159,912	8.9%	23.6%	708,534	634,642	11.6%

Operating expenses
Salaries and employees benefits	(137,715)	(125,764)	(113,475)	9.5%	21.4%	(495,099)	(417,283)	18.6%
Administrative expenses	(100,721)	(84,025)	(81,579)	19.9%	23.5%	(337,228)	(282,779)	19.3%
Depreciation and amortization	(23,411)	(20,304)	(18,796)	15.3%	24.6%	(81,820)	(69,448)	17.8%
Other	(7,757)	(7,089)	(9,251)	9.4%	-16.1%	(38,012)	(25,853)	47.0%
Total operating expenses	(269,604)	(237,182)	(223,101)	13.7%	20.8%	(952,159)	(795,363)	19.7%

Operating Income (1)	180,909	203,700	142,813	-11.2%	26.7%	724,550	608,140	19.1%
Translation result	27,498	(6,622)	(6,281)	515.3%	537.8%	34,459	23,267	48.1%
Income taxes	(43,151)	(53,001)	(34,815)	-18.6%	23.9%	(180,333)	(154,399)	16.8%
Minority interest	(474)	(113)	(150)	319.5%	216.0%	(965)	(691)	39.7%
Net income	164,782	143,964	101,567	14.5%	62.2%	577,711	476,317	21.3%

(1) Income before translation results and income taxes.

45

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES

SELECTED FINANCIAL INDICATORS

	Quarter			Year Ended
	4Q11	3Q11	4Q10	Dec 11	Dec 10

Profitability
Net income per common share (US$ per share)(1)	0.064	0.056	0.040	0.226	0.186
Net interest margin on interest earning assets (2)	5.3%	5.1%	4.5%	5.0%	4.9%
Return on average total assets (2)(3)	2.5%	2.2%	1.7%	2.2%	2.2%
Return on average shareholders' equity (2)(3)	29.4%	27.4%	21.1%	27.6%	27.1%
No. of outstanding shares (millions)	2,557.70	2,557.70	2,557.70	2,557.70	2,557.70

Quality of loan portfolio
PDL ratio	1.53%	1.56%	1.46%	1.53%	1.46%
NPL ratio	2.09%	2.11%	1.99%	2.09%	1.99%
Coverage of PDLs	200.8%	192.9%	198.5%	200.8%	198.5%
Coverage of NPLs	146.7%	142.7%	145.7%	146.7%	145.7%
Reserves for loan losses as a percentage of total loans	3.1%	3.0%	2.9%	3.1%	2.9%

Operating efficiency
Oper. expenses as a percent. of total income (4)	52.2%	48.9%	53.0%	49.4%	50.9%
Oper. expenses as a percent. of av. tot. assets(2)(3)(4)	4.0%	3.5%	3.5%	3.5%	3.5%

Capital adequacy
Total Regulatory Capital (US$ million)	2,671.2	2,615.3	1,964.1	2,671.2	1,964.1
Tier I capital	1,906.5	1,843.90	1,558.9	1,906.5	1,558.9
BIS ratio (5)	14.5%	14.8%	12.8%	14.5%	12.8%

Average balances (US$ million) (3)
Interest earning assets	24,347.4	23,973.0	22,500.7	23,751.2	19,231.3
Total Assets	26,543.7	26,211.1	24,425.5	26,197.7	21,987.4
Net shareholders' equity	2,245.3	2,103.5	1,928.5	2,092.2	1,758.2

(1) Shares outstanding of 2,558 million is used for all periods since shares have been issued only for capitalization of profits and inflation adjustment.

(2) Ratios are annualized.

(3) Averages are determined as the average of period-beginning and period-ending balances.

(4) Total income includes net interest income, fee income and net gain on foreign exchange transactions. Operating expense includes personnel expenses, administrative expenses and depreciation and amortization.

(5) Regulatory Capital / risk-weighted assets. Risk weighted assets include market risk and operation risk.

46

EL PACIFICO - PERUANO SUIZA and SUBSIDIARIES

(In US$ thousand)

	Balance to and for the period
	Of three months ending of
	31 Dec 11	30 Sep 11	31 Dec 10	Change %		Year ended		Change %
	4Q11	3Q11	4Q10	QoQ	YoY	Dec 11	Dec 10	YoY
Results
Total Premiums	257,327	223,984	229,988	14.9%	11.9%	872,462	751,857	16.0%
Ceded Premiums	64,464	33,120	44,773	94.6%	44.0%	142,492	125,775	13.3%
Unearned premium reserves	39,732	34,760	54,045	14.3%	-26.5%	139,056	130,085	6.9%
Net premiums earned	153,131	156,104	131,169	-1.9%	16.7%	590,913	495,997	19.1%
Direct claims	114,750	110,108	94,503	4.2%	21.4%	406,246	346,053	17.4%
Reinsurance ceded	9,945	7,606	10,014	30.8%	-0.7%	28,487	30,481	-6.5%
Net claims	104,805	102,502	84,488	2.2%	24.0%	377,759	315,572	19.7%
Direct commissions	25,332	25,565	21,534	-0.9%	17.6%	97,630	81,291	20.1%
Commissions received	4,546	3,245	3,280	40.1%	38.6%	12,953	11,678	10.9%
Net commissions	20,786	22,320	18,254	-6.9%	13.9%	84,677	69,613	21.6%
Underwriting expenses *	10,770	10,246	8,269	5.1%	30.2%	42,970	30,046	43.0%
Underwriting income	4,004	4,098	3,998	-2.3%	0.2%	13,678	11,395	20.0%
Underwriting costs, net	6,767	6,148	4,272	10.1%	58.4%	29,292	18,651	57.1%
Underwriting result	20,773	25,134	24,155	-17.3%	-14.0%	99,184	92,161	7.6%

Financial income	22,124	21,563	17,435	2.6%	26.9%	86,337	70,689	22.1%
Gains on sale of securities	2,928	(1,383)	6,552	311.6%	-55.3%	9,673	18,775	-48.5%
Net property and rental income	1,956	1,326	1,052	47.6%	85.9%	5,671	4,505	25.9%
(-) Financial expenses	1,119	418	640	167.6%	75.0%	2,259	1,788	26.4%
Financial income, net	25,889	21,086	24,400	22.8%	6.1%	99,422	92,181	7.9%

Salaries and benefits *	21,032	16,672	17,011	26.2%	23.6%	71,068	60,427	17.6%
Administrative expenses *	17,653	14,646	12,443	20.5%	41.9%	60,490	46,963	28.8%
Third party services	8,566	7,719	5,932	11.0%	44.4%	30,456	22,948	32.7%
Management expenses	4,456	2,836	2,666	57.1%	67.2%	12,678	9,698	30.7%
Provisions	2,362	1,855	1,668	27.4%	41.6%	8,076	6,198	30.3%
Taxes	1,568	1,448	1,893	8.2%	-17.2%	5,980	5,852	2.2%
Other expenses *	701	788	285	-11.0%	146.1%	3,300	2,266	45.6%
Opertating expenses	38,686	31,318	29,454	23.5%	31.3%	131,558	107,390	22.5%

Other income	839	(123)	2,321	784.6%	-63.8%	1,515	2,894	-47.7%
Traslations results	3,931	(531)	(547)	839.9%	819.1%	6,110	2,503	144.2%
Income tax	921	647	4,425	42.5%	-79.2%	7,820	14,008	-44.2%

Income before minority interest	11,825	13,602	16,450	-13.1%	-28.1%	66,853	68,340	-2.2%
Minority interest	774	1,633	3,294	-52.6%	-76.5%	9,691	12,872	-24.7%

Net income	11,052	11,968	13,157	-7.7%	-16.0%	57,162	55,468	3.1%

Balance (end of period)

Total assets	2,150,128	1,928,975	1,783,115	221,153	367,013	2,150,128	1,783,115	20.6%
Invesment on securities and real state (1)	1,429,300	1,351,557	1,269,293	77,743	160,007	1,429,300	1,269,293	12.6%
Underwriting reserves	1,372,353	1,295,668	1,196,506	76,685	175,847	1,372,353	1,196,506	14.7%
Net equity	458,176	414,815	330,701	43,361	127,476	458,176	330,701	38.5%

Ratios

Ceded	25.1%	14.8%	19.5%	10.3	5.6	16.3%	16.7%	(0.4)
Loss ratio	68.4%	65.7%	64.4%	2.8	4.0	63.9%	63.6%	0.3
Commissions + technical expenses, net / net earned premiums	18.0%	18.2%	17.2%	(0.2)	0.8	19.3%	17.8%	1.5
Underwriting results / net premiums earned	8.1%	11.2%	10.5%	(3.1)	(2.4)	11.4%	12.3%	(0.9)
Operating expenses / net premiums earned	25.3%	20.1%	22.5%	5.2	2.8	22.3%	21.7%	0.6
Return on equity (2)(3)	10.1%	12.1%	15.7%	(2.1)	(6.2)	15.1%	18.6%	(4.1)
Return on total premiums	4.3%	5.3%	5.7%	(1.0)	(1.4)	6.6%	7.4%	(0.8)

Combined ratio of PPS + PS (4)(5)	101.5%	103.2%	97.4%	(1.7)	4.1	101.8%	94.9%	6.9
Net claims / net earned premiums	67.1%	67.9%	65.4%	(0.8)	1.7	65.2%	62.2%	3.1
Operating expenses and commissions / net premiums earned	34.4%	35.3%	32.0%	(0.9)	2.5	36.5%	32.7%	3.8

* Change in these accounts for 4Q10 are due to reclassifications.

(1) Real State Investment were excluded.

(2) Annualized.

(3) Average are determined as the average of period - beginning and period ending.

(4) Without consolidated adjustments.

(5) PS includes Médica, an additional company which offers medical assistance services.

47